----------------------------------------------------------------------------------------------------------------------------

GROUP AND INDIVIDUAL SINGLE PREMIUM

ANNUITY CONTRACTS

Issued By

Keyport Life Insurance Company

Administrative Offices

125 High Street, Boston, Massachusetts 02110

(617) 526-1400

-----------------------------------------------------------------------------------------------------------------------------

The Certificates:
o	represent participating interests in group or individual annuity contracts providing retirement benefits;
o	are offered to persons who participate in certain trusts or plans and may include employees of an employer;
o	may be issued on an allocated basis, whereby your interest is separately accounted for in an account established for you;
o	may be issued on a non-allocated basis, whereby the interests of all participants in a trust or plan are accounted for in a single account established for all participants.

A Certificate Owner:
o	may pay a single premium of $5,000 up to $500,000 per Certificate;
o	may allocate the single premium payment to an interest account or index accounts of varying terms;
o	may receive interest on the interest account at a fixed rate that we set and guarantee at the beginning of a term;
o

may receive interest on index accounts that is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of a term, which are applied to changes in the Standard and Poor's 500 Composite Stock Price Index;

o

may be charged a substantial surrender charge and/or Market Value Adjustment if a Certificate is not held to the end of a Term; surrender of the Certificate at other times could result in the receipt of less than the Certificate Owner's original single premium.

The Certificates may be sold by or through depository institutions. However, the Certificates are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. You should consider carefully the risk factors associated with the Certificates beginning on page 10 of this prospectus.

This prospectus sets forth information about the Certificates that you ought to know before purchasing or enrolling. You should read the prospectus before investing and retain it for future reference.

This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by us to give any information or to make any representations other than those contained in this prospectus, in connection with this offering. You should not rely on any unauthorized information or representation.

Neither the Securities and Exchange Commission nor any state securities commission has approved the certificates or determined that this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

We file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

The date of this Prospectus is May 1, 2002.


DEFINITIONS

Certain terms used in this prospectus are defined as follows:

Account: The Account we establish for a Certificate Owner to which the Single Premium, paid by or on behalf of a Certificate Owner, is credited.

Account Anniversary: Each anniversary of the date an Interest or Indexed Account is opened or transferred, including the end of the Term.

Account Value: The total of the Indexed Account Value and the Interest Account Value under a Certificate prior to the Income Date.

Account Year: A continuous 12-month period commencing on the date that an Interest or Indexed Account is opened or transferred and each subsequent Account Anniversary.

Allocated Certificate: A Certificate under which amounts are allocated or credited to the account of one individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity: Options available for annuity payments.

Cap: The maximum percentage that an Indexed Account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the group annuity contract. As used in this prospectus, the term Certificate also includes any group contract and any individual contract, unless the context requires otherwise.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Year: A continuous 12-month period commencing on the Certificate Date and each Certificate Anniversary thereafter.

Certificate Date: The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner ("You"): The person(s) or entity entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Value: The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value: The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Company ("We", "Us", "Our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity entitled to the ownership rights stated in a group contract or Individual Contract and in whose name(s) the contract is issued.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant (if the Certificate Owner is not a natural person), you or the Joint Certificate Owner.

Enrollment Form: A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.

Excess Interest Credit: Additional interest that may be credited to the Certificate Value on the Account Anniversary or upon a transfer to ensure that the total interest, including previous Excess Interest Credits, credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value.

Floor: The minimum percentage that an Indexed Account may increase during a single Term. The Floor will not be less than zero.

Free Withdrawal Amount: The portion of your Account Value that may be surrendered, transferred, or applied to an Annuity option without payment of any surrender charge or Market Value Adjustment. If a partial surrender has not been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases credited to your Account Value in the prior 12 months or since the most recent partial surrender, if sooner.

General Account: Our general investment account which contains all of our assets, except assets in any Separate Account.

Guaranteed Interest Rate: The fixed rate of interest we set and guarantee at the beginning of a Term of an Interest Account.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, which we set and guarantee at the beginning of a Term of an Indexed Account.

Income Date: The date on which annuity payments to an Annuitant are to begin.

Index: The Index, set forth in the Certificate, that is used to calculate Index Increases.

Indexed Account: An account to which we credit Index Increases.

Indexed Account Value: The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase: Interest, based on the Guaranteed Interest Rate Factors, that we credit to an Indexed Account.

Individual Contract: A contract issued to a Contract Owner in states in which we may not issue a Certificate.

In Force: The status of a Certificate before the Income Date, so long as:

o	it is not totally surrendered and

o	the Annuitant, or any Certificate Owner has not died, that will cause the Certificate to end within at most five years from the date of death.

Interest Account: An account to which we credit interest based on the Guaranteed Interest Rate.

Interest Account Value: The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner: Any person designated by you to jointly possess rights in your Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Participation Rate: The percentage of the increase in the Index.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403, 408 and 408A of the Internal Revenue Code and HR-10 (Keogh) Plans for self-employed persons.

Reset Date: The date on which Account Value is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account: Our nonunitized separate investment account in which assets underlying the Certificates and other annuity contracts we issue may be held. Assets held in the Separate Account will be subject to the claims of our general creditors.

Single Premium: The money paid by, or on behalf of, a participant with respect to a Certificate.

Term: The period for which interest is credited at a Guaranteed Interest Rate to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account.

Treasury Rate: The interest rate in the Treasury Constant Maturity Series, published by the Federal Reserve Board, that is used in calculating Market Value Adjustments.

Written Request: A request that is written in a form satisfactory to us, signed by you, and received at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary and the detailed information in this prospectus describe participating interests in group and individual deferred annuity contracts and the Certificates issued thereunder. We offer the Certificates to assist you in your retirement planning.

The Certificate

The Certificate is designed to provide retirement benefits for eligible individuals. Eligible individuals include persons participating in certain trusts or plans and may include employees of an employer. Certain states, however, do not permit us to issue Certificates and require us to issue Individual Contracts instead.

We issue Allocated and Non-Allocated Certificates under group contracts. With Allocated Certificates, each individual's interest is separately accounted for and is held in a specific account established for that individual. We will issue an Allocated Certificate to each participant in a Non-Qualified plan and in certain Qualified Plans which will verify participation in a group contract. In such cases, the participant will have a 100% vested interest in all values credited to the individual participant's account.

With Non-Allocated Certificates, however, a participant's interest may be vested in the plan in which they are participating rather than in a Certificate. We will only issue Non-Allocated Certificates in connection with certain Qualified Plans. In such cases, the Certificate will usually be owned by the trustee(s) of the plan, and a single account will be established and held on behalf of all participants in the plan on a non-allocated basis.

Single Premium

We require a Single Premium of at least $5,000 per Account to accompany the application or the Enrollment Form for an Allocated Certificate. A Single Premium of $500,000 or more requires our approval. The Single Premium does not need to accompany the Enrollment form under a group contract. The Single Premium is the only premium payment that we permit or require, but you may purchase more than one Certificate. (See "Enrollment Form and Premium Payments," page 11).

You may allocate the Single Premium to one of two types of accounts, the Interest Account or the Indexed Account, of varying durations or Terms. Certain states, however, do not permit Indexed Accounts to be available for Certificates issued in those states.

Investments by Keyport


The Single Premium that is credited to your Account becomes part of our assets. We own our General Account and Separate Account assets and generally invest these amounts in U.S. government securities and certain commercial debt securities having maturities that usually match the Terms. We may also invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport," page 21).


Interest Earned on Accounts

Interest Accounts earn interest at a fixed rate that we set and guarantee at the beginning of the Term for the duration of the Term. We credit such Guaranteed Interest Rates to Interest Accounts on an annual, compounded basis for the entire duration of the selected Term. This means that we add interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts," page 11.)

Interest credited to Indexed Accounts, or Index Increase, is calculated by reference to fixed interest rate factors, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index using a formula set forth in the Certificate. We set and guarantee Guaranteed Interest Rate Factors at the beginning of a Term for the duration of the Term. If the publication of the Index is discontinued or there is a substantial change in the calculation of the Index, we will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated using the Guaranteed Interest Rate Factors set at the beginning of the Term and credited proportionately over the selected Term on each Account Anniversary.

Index Increases are subject to a maximum and minimum limit, both of which we set and guarantee at the beginning of the Term. The minimum may not be less than zero. Thus, the Indexed Account Value will not decrease to reflect declines in the Index value since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts," page 12). The amount of Index Increases earned on an Indexed Account may be more or less than the amount of interest earned on an Interest Account of the same Term and established at the same time. It is possible that an Indexed Account will not earn Index Increases on Account Anniversaries if the Index value on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page 13).

In certain circumstances, the Certificate permits a minimum value to be used, instead of the Indexed Account Value, to calculate benefits under a Certificate. This value, or the Certificate Value, is equal to:

o	90% of the Single Premium;
o	plus any Excess Interest Credits;
o	less any amounts you have withdrawn in a partial surrender, such amounts being reduced by any surrender charge;
o	plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any Market Value Adjustment on the Account Value at the time of the transfer;
o	plus interest credited on the foregoing at an annual guaranteed rate of 3% per year.

The amount used to calculate death benefits, withdrawal amounts, and annuity values will not be less than the Certificate Value, subject to any Market Value Adjustment on the corresponding Account Value. If the Indexed Account Value is less than the Certificate Value at the end of a Term, we will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value," page 14; "Indexed Accounts," page 12).

Terms and Renewal of Terms

We currently offer initial Terms of one, three, five, six, seven, and ten (Interest Account only) years. From time to time we may discontinue offering terms of certain durations or offer Terms of other durations. The interest rates and interest rate factors we declare may vary depending on the duration of the Term. You should contact us to determine the Terms we currently offer. You may transfer from one type of account to the other and/or to Terms of different durations, subject to contractual provisions and any surrender charge and Market Value Adjustment.

At the end of each Term, a new Term of one year will begin, unless you instruct us otherwise within 30 days before the end of the Term. At that time, you may choose another Term from among the Terms we then offer or transfer the Account Value to the other type of account. (See "Renewal Terms," page 13).

Determinations of Guaranteed Interest Rates and Guaranteed Interest Rate Factors

We consider a variety of factors in setting Guaranteed Interest Rates and Guaranteed Interest Rate Factors for any Term. These factors include the interest rates generally available on the types of instruments in which we invest your Single Premium, the duration of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Partial and Total Surrenders

You may obtain a portion or all of your Account Value, by making a partial or total surrender, subject to certain restrictions. Such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. Generally, we deduct a surrender charge from any partial or total surrender made before the end of a Term. However, we will not deduct a surrender charge from the following:

o	A partial or total surrender within the first 30 calendar days after the end of any Term, if you notify us in writing before the surrender;

o

the Free Withdrawal Amount of the first partial surrender in a particular Certificate Year; however, any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a surrender charge;

o

the Free Withdrawal Amount of a total surrender, if no partial surrender was made in the same Certificate Year; otherwise, the total amount surrendered is subject to a surrender charge. (See "Surrender Charge," page 16).

o

The withdrawal of interest earnings from an Interest Account pursuant to our systematic withdrawal program. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program," page 15).

The minimum partial surrender generally is $250. The minimum for partial surrenders under our systematic withdrawal program is $100. After a partial surrender, the minimum Account Value must be at least $2,500. We do not permit partial surrenders from the Indexed Account of any Certificate issued under a corporate or Keogh Qualified Plan that is established pursuant to Section 401 of the Internal Revenue Code of 1986, as amended.

The surrender charge equals a percentage of the gross amount surrendered in excess of the Free Withdrawal Amount, before the addition or deduction of any Market Value Adjustment. The surrender charge percentage declines depending on the number of years (rounded up) remaining until the end of the Term. The maximum surrender charge currently is 7% for surrenders when seven or more years remain in the Term.

We may defer payment of any partial or total surrender for up to six months from the date we receive your surrender request. Some states permit only a shorter deferral period. A payment deferral for more than 30 days is unlikely to occur except under highly unusual circumstances. (See "Payment upon Partial or Total Surrender," page 16).

Transfers


You may transfer the Interest Account Value to another account at any time before the Income Date, subject to certain conditions. You may transfer the Indexed Account Value only at the end of a Term. Any amount you transfer before the end of a Term may be subject to a Market Value Adjustment. Presently, we do not charge for transfers, but we may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values," page 14; "Market Value Adjustment," page 17).


Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three years or more may be adjusted up or down by a Market Value Adjustment. The scaling factor is currently 1.0, which means there will be no reduction of any Market Value Adjustment amount. The Market Value Adjustment is an amount that in certain circumstances we add or subtract from your Account Value to reflect the relative difference between:

o	the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
o	the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.


It is possible, therefore, that a significant increase in Treasury Rates from the beginning of a Term would cause your total surrender amount to be less than the original amount credited to your Account. (See "Market Value Adjustment," page 17).

A Market Value Adjustment will not apply to a partial or total surrender within the first 30 calendar days after the end of any Term. With respect to another surrender or annuitization, if a partial surrender has not occurred in the same Certificate Year, we base the Market Value Adjustment on the gross amount payable that is in excess of the Free Withdrawal Amount, before deducting any surrender charge. Otherwise, we base the Market Value Adjustment on the gross amount payable, before deducting any surrender charge. (See "Market Value Adjustment," page 17).


A Market Value Adjustment also applies to any transfer from an Interest or Indexed Account with a Term of three years or more, unless the effective date of the transfer is:

o	within the last year of the Term, and the transfer is to an account with a Term of three years or more; or

o	within the first 10 calendar days after the end of a Term.


The Market Value Adjustment upon transfer is based on the Account Value or, if a partial surrender has not occurred in the same Certificate Year, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment," page 17).

The Market Value Adjustment for Indexed Accounts includes a scaling factor, which may reduce the positive or negative amount of any such Market Value Adjustment. The scaling factor is currently 1.0, which means there will be no reduction of any Market Value Adjustment amount. The Market Value Adjustment for Interest Accounts does not include a scaling factor. (See "Market Value Adjustment," page 17).


Annuity Period

On the Income Date, we will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option you select determines the timing and basis of the annuity payments. (See "Annuity Period Provisions," page 19).

Death Benefit

The Certificate provides for a special death benefit if you die before the Income Date, if the Certificate Owner is not a natural person, or the Annuitant dies before the Income Date. The Designated Beneficiary may claim the special death benefit by surrendering the Certificate to us for the special death benefit. The special death benefit is the greater of:

o	the Certificate Value;

o	the Certificate Withdrawal Value; or

o

the Account Value; but if the Term that includes the date of death relates to an Indexed Account and the Term's Floor is equal to 0%, we may recalculate the Account Value and the new value will be the same or higher.


If the surrender request is made after the applicable 90 or 60 day period or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Designated Beneficiary chooses not to surrender the Certificate, it may stay In Force for up to five years after the date of death. At the end of the five years, we will pay the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. (See "Death Provisions," page 18; "Surrender Charge," page 16).

Premium Taxes

We will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we defer the deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax you may have to pay on any transaction. The amount of any premium tax charged to your Certificate depends, among other things, on the type of Certificate, your state of residence, the Annuitant's state of residence, our status within those states, and the insurance tax laws of those states. Currently premium tax rates range from 0% to 3.5%. Appendix C, on page 83 of this prospectus, contains a schedule of premium tax rates.


Annual Reports to Certificate Owners

At least once each Certificate Year, we will send you a report which will show the Account Value, the Certificate Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any surrender charge.

RISK FACTORS

An inherent risk of the Certificate is that, if you make a partial or total surrender before the end of the applicable Term, application of any surrender charge and/or Market Value Adjustment might reduce the value of your Account. As a result you could receive less than your original Single Premium. (See "Surrender Charge", page 16; "Market Value Adjustment", page 17).

We base the interest and Index Increases earned by an Account on the Guaranteed Interest Rate and Guaranteed Interest Rate Factors that we declare at the beginning of each Term. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. Our management will decide what Guaranteed Interest Rates and Guaranteed Interest Rate Factors to declare. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page 13).

CERTIFICATE OWNERSHIP

The Certificate Owner is the person or entity designated in the application or Enrollment Form for the Certificate. You may exercise all rights under the Certificate. Joint Certificate Owners are permitted, but not contingent Certificate Owners.

Prior to the Income Date, you and any Joint Certificate Owner may direct us in writing to change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. You may change an irrevocably-named person only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a qualified tax professional about the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on the transfer of ownership. You should consult a qualified tax professional about the tax consequences resulting from such a transfer.

ENROLLMENT FORM AND SINGLE PREMIUM PAYMENTS

You must submit a Single Premium of at least $5,000 per Certificate with the Enrollment Form for an Allocated Certificate. We must approve a Single Premium payment of $500,000 or more. You may purchase multiple Certificates, but we reserve the right to limit the total premiums you may pay on your Certificates. We also may reject any premium payment.

We credit the Single Premium to your Account, which is established on the date we receive of a properly completed Enrollment Form, along with the required premium payment. We will issue a Certificate and confirm the receipt of the Single Premium in writing. If we issue a contract on a non-allocated basis, a single Account is opened for the Contract Owner.

Your Account starts earning interest the day after it is established. You may choose to allocate the Single Premium to an Interest Account or an Indexed Account. The Indexed Account is not available for Certificates issued in certain states.

If we determine that an Enrollment Form is incomplete, we will notify you in writing or by telephone to obtain the necessary information. We will return an incomplete Enrollment Form, along with the Single Premium, if you do not complete it within three weeks of its receipt.

We will permit others to act on your behalf in certain instances, including the following two examples. First, we will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of the power of attorney is also submitted. Second, we will also issue a Certificate to replace an existing life insurance or annuity policy that was issued by us or an affiliated company without requiring a new application from the applicant.

Certain dealers and other authorized persons, such as employers and Qualified Plan fiduciaries, will inform us of an applicant's answers to the questions in the application by telephone or order ticket and remit the Single Premium to us. If the information is complete, we will issue the Certificate, along with a copy of the completed Enrollment Form, to you so that you may verify the accuracy of the information. We may also ask you to confirm the accuracy of the information by signing and returning a copy of the Enrollment Form or a Certificate delivery receipt to us. We confirm all purchases with you in writing and our liability extends only to confirmed purchases.

ACCUMULATION PERIOD

Initial Term

You chose whether to allocate the Single Premium to an Interest Account or an Indexed Account and the duration of the initial Term. We offer Terms of one, three, five, six, seven, and ten years. However, the ten-year Term is only available on an Interest Account. We may offer other Terms from time to time. The Indexed Account is not available for Certificates issued in certain states.

A Term begins on the date the Single Premium is allocated or an amount is transferred to an account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day after the expiration date of the previous Term.

The Single Premium, less any surrenders and premium taxes, earns and is credited interest and/or Index Increases in accordance with the applicable formula for an account. We credit interest to an Interest Account at the Guaranteed Interest Rates that are specified at the beginning of the Term for the duration of the Term. We credit Index Increases to Indexed Accounts by reference to Guaranteed Interest Rate Factors that are specified at the beginning of the Term for the duration of the Term.

Interest Accounts

Through the Interest Accounts, we offer specified effective and guaranteed annual rates of interest, for a specified period of time, the Term that you select. Guaranteed Interest Rates may differ among different Terms or Terms established at different times. A Guaranteed Interest Rate will not be less than 3% per year. Once we declare a Guaranteed Interest Rate at the beginning of a Term, we will not change it during the Term.

We will credit interest daily at a compounded rate which will be equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited.

Appendix A provides an example of how interest is credited to the Interest Account.

Indexed Accounts

Through the Indexed Accounts, we offer Index Increases that depend on increases in a specified Index. Index Increases are determined based on a formula using specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for the Terms you select. Guaranteed Interest Rate Factors may differ among different Terms or Terms established at different times. Once these Guaranteed Interest Rate Factors are declared at the beginning of a term, they will never be changed during the Term.

Index Increases may be added to an Indexed Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited.

We will calculate and credit Index Increases on each Account Anniversary after the start of a Term. The Certificate contains the formula for calculating the Index Increases. We will credit Index Increases to the Indexed Account proportionately over the entire Term.

Therefore, there are two components of the Index Increases calculated on each Account Anniversary. The first part is the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for any increase in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.

o

Part one is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

o

Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term, excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

Part one and two amounts, as calculated above, may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index Increases credited during the Term. Index Increases can never be negative because of the Floor of zero.

The effect of this formula is that, in the absence of any partial or total surrender during a Term, the total Index Increases credited during a Term will equal:

o	the Account Value at the beginning of the Term,
o

multiplied by the Participation Rate times the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term.

Partial surrenders in excess of Index Increases will reduce the amount of subsequent Index Increases, but do not affect Index Increases previously credited.

Total Index Increases may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by an Indexed Account, in time, the value of an Indexed Account may be less than the Certificate Value. In such a circumstance, the Certificate Value is used to calculate any benefit payable under the Certificate. If at the end of a Term the value of an Indexed Account is less than the Certificate Value, we will credit the Indexed Account with an End of the Term Increase that is equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value," page 14).

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely-accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market-value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&PR", "S&P 500R", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc. that we have licensed for use. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If publication of the Index discontinues, or calculation of the Index changes substantially, we will substitute a suitable index and notify you of the substitution.

Appendix A provides the formula we use to calculate Index Increases and illustrative examples of calculations.

Renewal Terms

A new Term will automatically begin at the end of each Term, unless you elect to make a total surrender. (See "Surrenders", page 14). Each new Term will be for one year unless, you notify us in writing within 30 days before the end of a Term, of your selection of a different Term or transfer the Account Value to a different type of account. You may choose from among the Terms we offer at that time. We may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificates. You may not select a Term that is longer than the number of years remaining until the Income Date. If you do, we will allocate the Account Value to a Term of one year. If less than one year remains until the Income Date, we automatically will allocate the Account Value to an Interest Account with a Term of one year.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. Absent any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by you or established by default (as described above) in the absence of other instructions.

Information on Renewal Rates

We will provide you with a toll-free number to call to inquire about rates for Terms offered at the time. We will notify you in writing of the available Terms before the beginning of each subsequent Term.

Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors

You will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the chosen Term at the time of the initial purchase. Guaranteed Interest Rates and Guaranteed Interest Rate Factors may differ among the Terms. We may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

We do not have a specific formula for determining future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. The guaranteed rates and factors will reflect interest rates available on the types of investments in which we invest the proceeds of the Account. (See "Investments by Keyport," page 21). Our management may also consider various other factors to determine guaranteed rates and factors for a Term, such as the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. The Guaranteed Interest Rates we declare, and the rate of interest we credit to the Certificate Value used in the determination of an Indexed Account Value, however, will never be less than 3% annually.

Our management will make the final determination as to Guaranteed Interest Rates and Guaranteed Interest Rate Factors to be declared. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors.

Certificate Value

The Certificate provides a minimum value, called the Certificate Value, that we use to calculate benefits under a Certificate when the Certificate Value is higher than the value of an Indexed Account calculated as described above.

The Certificate Value is equal to:

o	90% of the Single Premium;

o	plus any Excess Interest Credits;

o	less all amounts you have withdrawn in a partial surrender, including any applicable surrender charges;

o

plus, if a Market Value Adjustment was applied to a transfer, the positive or negative amount equal to the adjusted Certificate Value(which is the Certificate Value adjusted in proportion to the effect of the Market Value Adjustment on the Account Value) less the Certificate Value at the time of the transfer;

o	plus interest credited at an annual guaranteed rate of 3% per year.

In addition, at each Account Anniversary and at the time of a transfer, we will credit additional interest, called an "Excess Interest Credit", to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.

The Certificate Value is used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

Transfer of Values

You may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following limitations:

o	the transfer must be by Written Request or telephone before the Income Date;

o	you may not exceed any limit we may set; currently, we do not limit the number of transfers in a Certificate Year;

o	you may transfer the Indexed Account Value only during the first 10 calendar days after the end of each full Term;

o	you may transfer the Interest Account Value at any time before the Income Date;

o	the amount transferred shall equal the total Account Value, with any Market Value Adjustment; partial transfers are not permitted;

o	no Market Value Adjustment shall apply to a transfer:

(i) from an account with a Term of less than three years,
(ii) in the final year of a Term of three or more years to an account with a Term of three or more years, or
(iii) within the first 10 calendar days after the end of each full Term; and

o	for transfers not made within the first 10 calendar days of a Term, the Term of the new account cannot be less than the remaining number of Account Years (rounded up) in the existing Term; and

o	the Term of the new account cannot be longer than the number of years remaining until the Income Date.

While currently transfers are free of charge, we reserve the right to charge $25 per transfer if you make more than four transfers in a Certificate Year. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

Surrenders

You may make a full or partial surrender of your Account at any time prior to the Income Date while the Certificate is In Force. Partial surrenders are subject to the following charges and conditions:

o	the surrender is at least $250, unless it is made pursuant to our systematic withdrawal plan, in which case the minimum is $100; and

o	the remaining Account Value after the partial surrender is at least $2,500.

We reserve the right to change the minimum amount of any partial surrender.

We do not allow partial surrenders from the Indexed Account of any Certificate issued under a corporate or Keogh Qualified Plan under Section 401 of the Internal Revenue Code.

The net amount of a partial or total surrender will include deductions for any surrender charge and Market Value Adjustment. The amount you receive may be greater or less than the amount subtracted from the Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a surrender charge and/or Market Value Adjustment.

If a request for a partial surrender would create insufficient account value to keep the Certificate In Force, we will treat the request as a request to surrender only the excess amount over $2,500.


We will, upon request, inform you of the amount payable upon a full or partial surrender. Any total or partial surrender may be subject to tax in addition to certain Certificate charges and adjustments. (See "Tax Considerations," page 22).


(a) Systematic Withdrawal Program

To the extent permitted by law, we will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account if you have enrolled in the systematic withdrawal program. All interest distributions are made directly to you and are taxed like any other withdrawal or distribution of Account Value. (See "Tax Considerations," page 22.) The minimum withdrawal may not be less than $100. You may not take systematic withdrawals from an Indexed Account. Distributions under the systematic withdrawal program are not subject to surrender charges or Market Value Adjustments.

(b) Partial Surrender Procedures and Determination of Surrender Value

At any time before the Income Date, you may, in writing, request a partial surrender. The surrender amount paid to you will be the requested surrender amount increased or decreased by any Market Value Adjustment and decreased by any surrender charge. The surrender charge and the Market Value Adjustment are calculated based on the requested surrender amount. The requested surrender amount will be deducted from your Account Value. For example, if you request a surrender amount of $10,000, the surrender charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the surrender charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to you of $9,000 ($10,000-$500-$500).

We may in our discretion allow you to request the net partial surrender amount that you wish to be paid, instead of the surrender amount described in the prior paragraph. If a Market Value Adjustment applies, however, the amount we actually pay may be more or less than the amount requested because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the surrender amount (prior to the application of any Market Value Adjustment and any applicable surrender charge) that we calculate based on your requested net amount. For example, if you request a net partial surrender amount of $9,000 under the assumptions in the example above the total amount calculated by us and deducted from your account would be approximately $10,000.

(c) Total Surrender Procedures and Determination of Surrender Value

You may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date we receive the Written Request for surrender. We will pay you the Certificate Withdrawal Value, which is the greater of:

(i)	the Account Value, with any Market Value Adjustment, and less any surrender charge; and
(ii)	the Certificate Value, adjusted by the ratio of the Account Value (with any Market Value Adjustment) to the unadjusted Account Value.

We will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, you may receive the surrender benefit under an Annuity Option rather than in a lump sum.

(d) Risk

The interest and Index Increases credited to your Account are based on guarantees we make. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.


An inherent risk in a surrender prior to the end of the applicable Term is that the Market Value Adjustment may reduce your Account Value. (See "Market Value Adjustment," page 17).


(e) Payment Upon Partial or Total Surrender

We may defer payment of any partial or total surrender for six months or less from the date of receipt of your request for surrender. It is unlikely that we would defer a surrender payment more than 30 days. Deferred payment may be caused by an unusually high number of surrender requests, accompanied by a substantial shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing.

DEDUCTIONS

(a) Surrender Charge

We do not deduct a sales charge from the Single Premium when we receive it. A surrender charge is deducted upon any partial or total surrender, except:

o	A partial or total surrender within the first 30 calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

o	The portion of the first partial surrender in each Certificate Year that does not exceed the Free Withdrawal Amount.

o	As to total surrenders, the portion of the gross surrender amount that does not exceed the Free Withdrawal Amount, if no partial surrender was made in the same Certificate Year.

The amount of any surrender charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount. The percentage used depends on the number of Account Years (rounded up) remaining until the end of the account Term. The surrender charge is equal to:

(i)	The amount of the partial surrender request, less any Free Withdrawal Amount;

(ii)	Multiplied by the applicable percentage from the Certificate Schedule depending on the number of Account Years (rounded up) remaining until the end of the Term.

The following chart indicates the surrender charge percentage that will be applied while the specified number of years are remaining.

Term (Length in Years)
Account Years
Remaining	10	9	8	7	6	5	4	3	2	1
1	0%	0%	0%	1%	1%	1%	1%	1%	1%	1%
2	0	0	1	2	2	2	2	2	2
3	0	1	2	3	3	3	3	3
4	1	2	3	4	4	4	4
5	2	3	4	5	5	5
6	3	4	5	6	6
7	4	5	6	7
8	5	6	7
9	6	7
10	7

We reserve the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and 10 years. Currently, the charge is 7%. If such amounts increase, the increase will only apply to new Certificates issued after full disclosure to new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

After each surrender, we will adjust our records to reflect appropriate deductions from the Account Value and the Certificate Value.

The surrender charge will apply to a full or partial surrender in each Term of a Certificate. Any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations," page 22).

Appendix B provides examples of how the surrender charge is determined.

(b) Market Value Adjustment

The amount payable upon a partial or total surrender before the Income Date, a transfer, or application of Account Value to an Annuity Option, may be increased or decreased by the application of a Market Value Adjustment. The Market Value Adjustment reflects the difference between:

(i)	the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
(ii)	the Treasury Rate at the beginning of the Term for a period equal to the full duration of the Term.

A Market Value Adjustment will not apply to a partial or total surrender, or the transfer of Account Value to an Annuity Option, within the first 30 calendar days after the end of a Term.

A Market Value Adjustment applies to any other partial or total surrender of, or upon the transfer of Account Value to an Annuity Option from, an account with a Term of three years or more. The Market Value Adjustment calculation upon such a surrender may be based on the gross surrender amount before the deduction of any surrender charge.

A Market Value Adjustment applies to any transfer from an Account with a Term of three years or more to another Account, unless the effective date of the transfer is:

(i)	within the final Account Year of the Term and the transfer is to an account with a Term of three years or more; or
(ii)	within the first 10 calendar days after the end of any Term.

The Market Value Adjustment calculation upon transfer may be based on the Account Value. A Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value," page 14.)

If you have not previously taken a partial surrender or effected any other transaction potentially subject to a Market Value Adjustment in the same Certificate Year, we subtract an amount not exceeding the Free Withdrawal Amount from the amount used to calculate the Market Value Adjustment. Otherwise, we use the amount you requested to be surrendered, transferred, or applied to an Annuity Option as the basis to calculate the Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a scaling factor. You will know the scaling factor for all Indexed Account Terms at the time of the initial purchase. Scaling factors may differ for Terms of different durations. We may change the scaling factors from time to time for new Certificates issued after the time of the change. The scaling factors will never be greater than one. Where a scaling factor is less than one, it will reduce the positive or negative amount of any Market Value Adjustment. The scaling factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The scaling factors are currently 1.0. The Market Value Adjustment for Interest Accounts does not include a scaling factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. As a result, should such yields increase significantly from the time of purchase of a Certificate, coupled with any surrender charge, the amount you would receive upon a total surrender could be less than the Single Premium.

Appendix B provides the formula for calculating the Market Value Adjustment, as well as illustrative examples.

At your request, we will furnish you with illustrations of the Market Value Adjustment on your Account Value, if you make a total or partial surrender before the end of a Term.

(c) Premium Taxes

We will deduct the amount of any premium taxes levied by a state or governmental entity when the premium tax is incurred, unless we defer the deduction until the time of surrender or the Income Date. The amount of premium tax payable on any transaction involving a Certificate will vary depending on whether the Certificate is Qualified or Non-Qualified, your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, premium tax rates range from 0% to 3.5%. Appendix C contains a schedule of premium tax rates.

DEATH PROVISIONS

Death provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

(a) Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain Non-Certificate Owner Annuitants: If, while the Certificate is In Force, you or any Joint Certificate Owner dies, or if the Annuitant dies when an entity (such as a trust) owns the Certificate, we will treat the Designated Beneficiary as the Certificate Owner after such a death. The Designated Beneficiary will be the first person among the following who is alive on the date of death; you; Joint Certificate Owner; Primary Beneficiary; Contingent Beneficiary; and otherwise your estate. If you and Joint Certificate Owner are both alive, you will be the Designated Beneficiary together.

The Designated Beneficiary may receive a death benefit by surrendering the Account. If the decedent was you or the Annuitant (if the Certificate Owner is not a natural person) and the surrender occurs by the later of the 90th day after the death or the 60th day after we are notified of the death, the death benefit is the greatest of the following three values:

If the decedent was you or the Annuitant (if the Certificate Owner is an entity), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we are notified of the death, surrender the Account for the death benefit on the date of surrender.

The death benefit is the greatest of the following three values:

(i)	The Certificate Value;

(ii)	The Certificate Withdrawal Value; or

(iii)	The Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:

(a)

The Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

(b) Minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

Otherwise, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate will continue as follows:

o

If you or any Joint Certificate Owner dies and the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new Certificate Owner as of the date of death. If the Annuitant dies, the new Annuitant will be any living contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate may remain In Force until another death occurs. Except for this paragraph, all of the "Death Provisions" will apply to that subsequent death.

o

In all other cases, the Certificate may remain In Force for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers, or partial or total surrenders. If the Certificate is In Force at the end of the five-year period, we will automatically end it by paying to the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

o	The first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	Payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

Any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time during which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants: These provisions apply if and while the Certificate is In Force,

o	The Annuitant dies,

o	You and the Annuitant are not the same, and

o	You are a natural person.

The Certificate will continue after the Annuitant's death. The new Annuitant will be any living contingent Annuitant. If there is no living Contingent Annuitant, then you will be the new Annuitant.

(b) Qualified Certificates

Death of Annuitant: If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are notified of the death to surrender the Certificate for the death benefit. The death benefit is:

o	the Certificate Value;

o	the Certificate Withdrawal Value; or

o	your Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:

(a)

the Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

(b) minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

If a surrender is after the applicable 90 or 60 day period, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate may continue for the period permitted by the Internal Revenue Code. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial or total surrenders. If the Certificate is in effect at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit or $5,000 or more under an Annuity Option that meets the following:

o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

ANNUITY PERIOD PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option(s) you have chosen. We determine the payment by applying the Annuity Value on the Income Date (less any premium taxes not previously deducted) in accordance with the option selected. The Annuity Value is the greater of:

o	the Account Value after application of any Market Value Adjustment; or

o	the Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

The Income Date and Form of Annuity

The Income Date, shown on the Certificate Schedule, is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

For Allocated Certificates, you may elect, at least 30 days before the Income Date, to have the Annuity value applied on the Income Date pursuant to the Annuity Options described below. If you do not make an election, the Annuity value will be applied on the Income Date pursuant to Option 2 to provide a monthly life annuity with 10 years of payments guaranteed.

For Non-Allocated Certificates, you may request that we apply a portion of the Account Value, including any surrender charge and Market Value Adjustment, under an Annuity Option for a participant in your plan. We will issue a Certificate for such participant, who is also the Annuitant, and begin annuity payments as you direct.

You may not make a surrender after the Income Date. Other rules may apply to qualified retirement plans. (See "Qualified Plans," page 24.)

Change of Annuity Option

You may change the Annuity Option from time to time, by Written Request. We must receive the request at least 30 days before the Income Date.

Annuity Options

Option 1 - Income for a Fixed Number of Year: We will pay an annuity for a chosen number of years, not less than 5 or more than 30 years. If on the payee's death, payments under the fixed number of years have not run out, then:

(a)	we will make payments to the successor payee for the rest of the period; or

(b)	the successor payee may elect to receive the present value of the remaining payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

Option 2 - Life Income with 10 Years Guaranteed: We will pay an annuity income during the lifetime of the payee. If on the payee's death payments have been made for less than 10 years then:

(a)	we will make payments to the successor payee for the rest of the 10 year period; or

(b)	the successor payee may elect to receive the present value of the remaining certain payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time payments begin and may depend on the payee's sex.

Option 3 - Joint and Last Survivorship Income: We will pay an annuity as long as the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may depend on each person's sex. You may receive only one annuity payment under this option if both payees die after the receipt of the first payment, or receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Other Annuity Options

Other options may be arranged with the mutual consent of you and us.

Frequency and Amount of Payments

Annuity payments are paid as monthly installments. However, if the net amount available under any Annuity Option is less than $5,000, we have the right to pay such amount in a lump sum. If the payments are less than $100 per payment, we may change the frequency of the payments to result in payments of at least $100.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay any underpayment on the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

INVESTMENTS BY KEYPORT


We invest our assets according to the requirements of applicable state laws regarding investments that may be made by the general accounts and separate accounts of life insurance companies. In general, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 39 for further information on our investments).


All of our General Account assets, the assets of Separate Account C and of certain other Separate Accounts are available to fund claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, we will take into account factors such as the yields available on the instruments in which the proceeds from the Certificates are invested. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page 13). Our obligations and the values and benefits under the Certificates, however, will not vary as a result of the returns on the instruments. Also, you, Designated Beneficiaries and payees with rights under a Certificate will not participate in the gains or losses of the investment instruments we hold in the Separate Account.

Our investment strategy will be to invest in debt securities, which we will use to match our liabilities with respect to the Terms to which the proceeds are allocated. It is in our sole discretion to invest in any type of investment that is authorized under state law. We expect to invest a substantial portion of the premiums in securities issued by the United States Government, or its agencies or instrumentalities, that may or may not be guaranteed by the United States Government. The government securities may include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates such as Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates).

We may invest our assets in various instruments, including equity options, futures, forwards, and others based on the Index in order to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to changes in interest rates. These derivative instruments will be purchased from counterparties that conform to our policies and guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks:

(a)	in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when we want to close out a position;
(b)	futures exchange may impose trading limits which may inhibit our ability to close out positions in exchange-listed instruments; and
(c)	if we have an open position with a dealer that becomes insolvent, we may experience a loss.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.

AMENDMENT OF CERTIFICATES

We reserve the right to amend the group contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

ASSIGNMENT OF CERTIFICATES

You may assign a Certificate at any time, as permitted by applicable law. You must file a copy of any assignment with us. An assignment will not be binding on us until we receive a copy of it. Your rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on your ability to assign the Certificate. We will not assume responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from any assignment.

DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the principal underwriter for the Contracts and the Certificates described in this prospectus. KFSC is our wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

The Certificate will be sold by insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with KFSC. We will pay a maximum commission to broker-dealers of 5.25% of the Single Premium. We may pay a reduced commission percentage applied to the Certificate Owner's Account Value at the start of each Term after the first term or at some other date(s).

Certificates may be sold with a lower commission structure to (a) our officers, directors or employees or those of our affiliates, or (b) any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Indexed Account, reflecting anticipated cost savings to us from the lower commission structure.

TAX CONSIDERATIONS

Because tax laws are complicated and tax consequences vary according to the actual status of the Contract Owner or Certificate Owner involved, legal and tax advice may be needed by a person, employer, or other entity contemplating the purchase of a contract or Certificate described in this prospectus.

You should understand that any detailed description of the tax consequences regarding the purchase of a contract or Certificate cannot be made in this prospectus. Special tax rules may apply with respect to certain purchase situations not discussed herein. We do not consider any applicable state or other tax laws. For detailed information, you should always consult a qualified tax professional.

This section provides general information on the federal income tax consequences of ownership of a Certificate based upon our understanding of current federal tax laws and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Certificate is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Certificates that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Certificate or any transaction involving any Certificate. You should consult a qualified tax professional for advice before purchasing a Certificate or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Certificate.

Taxation of Keyport

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own assets underlying the Certificates, and any income earned on those assets will be deemed our income.

Taxation of Annuities

For federal income tax purposes, purchase payments made under Non-Qualified Certificates are not deductible. Under certain circumstances, purchase payments made under Qualified Certificates may be excludible or deductible from taxable income. Any such amounts will also be excluded from the cost basis for purposes of determining the taxable portion of any distributions from a Qualified Certificate.

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Certificate should be based on the assumption that the purchase of a Qualified Certificate is necessary to obtain tax deferral under a qualified plan.

Section 72 of the Code governs the taxation of annuities. You, a trust or other entity holding a Non-Qualified Certificate as an agent for an individual, are not taxed on increases in Account Value until a distribution occurs in the form of a total or partial surrender, an assignment or gift of the Certificate, or annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently. Increases in Account Value are taxed yearly whether or not a distribution occurs.

(a) Surrenders, Death Benefit Payments, Assignments, and Gifts

If you fully surrender your Certificate, the portion of the payment that exceeds your cost basis in the Certificate is subject to tax. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium, and the taxable portion of the surrender payment is subject to tax as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the entire surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. (See "Annuity Payments" below).

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment) exceeds the Single Premium. To the extent the Account Value (plus or minus any Market Value Adjustment) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, a portion of each payment is treated as a non-taxable return of principal and the remaining amount is treated as taxable income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

A special computational rule applies if, during any calendar year, we issue to you more than one Certificate or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All such contracts will be treated as one contract. This means that the amount of any distribution under any Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. This special computational rule applies to "laddered" Certificates, which are multiple Certificates of different Terms that are purchased during one calendar year.

(b) Annuity Payments

We determine the non-taxable portion of each annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

(c) Penalty Tax

Payments received by you, Annuitants, and Designated Beneficiaries under the Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances.

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments (not less frequently than annually) made for life or life expectancy;

o	after your death (or, where an entity owns the Certificate, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments (not less frequently than annually), provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

(d) Income Tax Withholding

We are required to withhold federal income taxes on taxable amounts paid under the Certificates, unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. (See "Tax-Sheltered Annuities" ("TSAs"), below, for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA")).

(e) Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

o	the new Certificate is subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and

o	purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

	(a)	the penalty tax does not apply to any distribution;

	(b)	partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and

	(c)	assignments are not treated as surrenders subject to taxation.

QUALIFIED PLANS

The Certificate may be used with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, distributions attributable to contributions made pursuant to a salary reduction agreement may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:

o	when the employee attains age 59-1/2, has a severance from employment, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, the legal restrictions apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you request a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another Eligible Retirement Plan. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate, unless you direct us in writing to transfer the amount as a direct rollover to another Eligible Retirement Plan. The term "Eligible Retirement Plan" means an individual retirement account under Section 408(a), an individual retirement annuity under Section 408(b), a pension or profit sharing plan under Section 401, an annuity plan under Section 403(a), or a tax-sheltered annuity under Section 403(b).

Under the terms of a particular Section 403(b) plan, the participant may be entitled to transfer all or a portion of the Certificate Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to an annuity purchase.

THE COMPANY

(a) Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A+ (Superior) by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA+ (with negative outlook) for very strong financial security, Moody's rates us Aa2 (with positive outlook) for excellent financial strength and Fitch rates us AA (with positive outlook) for strong financial strength. The Best's A+ rating is in the second highest ratinglevel out of 16 rating levels. The S&P AA+ rating is the second highest rating level out of 21 rating levels. The Moody's Aa2 rating is the third highest rating level out of 21 rating levels. The Fitch AA rating is the third highest rating level out of 24 rating levels. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Another wholly owned subsidiary is Keyport Financial Services Corp., a broker-dealer.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada, ("Sun Life Assurance"), a multi-line insurance and financial services institution. We were acquired by Sun Life Assurance in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts. We are ultimately controlled by Sun Life Financial Services of Canada, Inc. ("Sun Life Financial"), a corporation organized in Canada, that is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London and Philippines stock exchanges.

Our executive office is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 and our administrative offices are located at 125 High Street, Boston Massachusetts 02110. Our home office is located at 695 George Washington Highway, Lincoln, Rhode Island 02865.

B. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Two-months	Ten-months
	Ended	Ended
	December 31	October 31	As of and for the year ended December 31,
	2001	2001	2000	1999	1998	1997

Income statement data:
Investment income	$ 144,918	$ 735,641	$ 856,808	$ 805,216	$ 815,226	$ 847,048
Interest credited	107,315	498,668	539,643	526,574	562,238	594,084
Investment spread	37,603	236,973	317,165	278,642	252,988	252,964
Net change in unrealized and
undistributed (losses) gains
in private equity limited
partnerships	-	(17,088)	31,604	0	0	0
Fee income	10,953	63,829	79,658	60,146	42,836	36,353
Operating expenses	17,173	157,133	70,542	54,424	53,544	49,941
Income before income taxes	133,809	104,237	199,713	140,636	161,519	172,651
and cumulative effect of
accounting changes
Net income	86,976	16,755	142,585	94,659	108,600	113,561

Balance sheet data:
Total cash and investments	$15,311,490	$13,845,752	$13,886,294	$13,123,851	$13,317,878	$13,505,858
Total assets	19,143,810	18,731,852	19,008,014	17,495,977	15,775,231	15,342,189
Stockholder's equity	1,761,681	1,381,914	1,280,235	1,013,388	1,135,597	1,103,021

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

Change of Control

Through October 31, 2001, we were a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, Liberty Financial, our corporate parent, announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services Inc. ("Sun Life Financial"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("Sun Life"). The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and Liberty Financial's shareholders.

Effective after the close of business on October 31, 2001 all required approvals had been obtained and Sun Life of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life, acquired us for approximately $1.7 billion in cash. As part of the acquisition, Sun Life Financial (U.S.) Holdings, Inc., another indirect subsidiary of Sun Life, acquired Independent Financial Marketing Group ("IFMG"), our affiliate. Our acquisition and the acquisition of IFMG complements both Sun Life Financial's product array and distribution capabilities and advances Sun Life Financial towards its strategic goal of reaching a top 10 position in target product markets in North America. Sun Life Financial also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition. We are in the process of completing the valuations of a portion of the assets acquired; thus, the allocation of the purchase price is subject to refinement.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:
Fixed-maturity securities	$ 10,609,150
Equity securities	35,313
Mortgage loans	7,216
Policy loans	631,916
Value of business acquired	105,400
Goodwill	714,755
Intangible assets	12,100
Deferred taxes	217,633
Other invested assets	363,586
Cash and cash equivalents	1,846,887
Other assets acquired	465,152
Separate account assets	3,941,527
Total assets acquired	$ 18,950,635

Liabilities:
Policy liabilities	$ 12,052,071
Other liabilities	1,262,045
Separate accounts	3,930,042
Total liabilities assumed	$ 17,244,158

Net assets acquired	$ 1,706,477

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization. The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years. Most of the goodwill is expected to be deductible for tax purposes.

Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

We adopted the Statement on January 1, 2001. The Statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million. The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges we believe are effective economic hedges. We anticipate that we will continue to utilize our current risk management philosophy, which includes the use of derivative instruments.

We adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities. EITF Issue No. 99-20 requires us to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets. Pursuant to EITF Issue No. 99-20, based on current information and events, if we estimate that the fair value of our beneficial interests is not greater than or equal to our carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

September 11, 2001

We have fixed maturities in our general account portfolio invested in entities associated with the airline, hotel, and hospitality businesses. The national tragedy of September 11, 2001 has had an adverse impact on these industries. We have not recorded any other than temporary declines due to the decrease in market value of these investments subsequent to the September 11 terrorist attacks. We will continue to monitor the recoverability of these investments.

We also have a swap agreement in which we participate in a reinsurance pool of catastrophic insurance. Our maximum exposure under this agreement is $13.6 million per calendar year. Our estimated pro-rata share of losses associated with the September 11 terrorist attacks is $11.8 million, which has been recorded as a component of net investment income.

1. Critical Accounting Policies

Our discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Derivative Instruments

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we designate the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

We issue equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

Fair values are based upon either dealer price quotations or are derived from pricing models that consider current market and contractual prices for the underlying financial instrument, as well as time value and yield curve or volatility factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. Changes in the fixed income and equity markets will affect our estimate of fair value in the future, which will affect reported derivative income.

Value of Business Acquired

The value of business acquired represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits. Interest is accrued on the unamortized balance at the average interest crediting rate (5% for the two-month period ended December 31, 2001).

The value of business acquired is also adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of business acquired was increased by $5.7 million at December 31, 2001 relating to this adjustment.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins. This amortization is reviewed annually and adjusted retrospectively when we revise our estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs increased by $0.1 million and $43.6 million at December 31, 2001 and December 31, 2000, respectively, relating to this adjustment.

Although realization of deferred policy acquisition costs is not assured, we believe it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the net deferred tax asset will not be realized.

The carrying value of our net deferred tax asset assumes that we will be able to generate sufficient future taxable income based upon estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record a valuation allowance against our net deferred tax asset resulting in additional income tax expense in our consolidated statement of operations. Management evaluates the recoverability of the deferred tax asset on a quarterly basis.

As part of the Stock Purchase Agreement between Sun Life Financial and Liberty Financial, Liberty Financial is obligated to reimburse us for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986. Liberty Financial has given us notice of certain objections it has with the calculation of these taxes. The amount in dispute is approximately $37 million. Under the agreement, if Sun Life Financial and Liberty Financial cannot agree on the amount of taxes due, the matter shall be submitted for arbitration. It is not yet possible to know whether arbitration will be necessary. We currently assume the entire amount is recoverable.

Other than Temporary Declines

We routinely review our portfolio of investment securities. We identify any investments that require additional monitoring on a monthly basis, and carefully review the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded investments, management also considers market value quotations, if available.

The net realized investment losses for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999 included losses of $42.8 million, $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary. As of December 31, 2001 and 2000, the carrying value of fixed maturity investments that were non-income producing was $81.8 million and $24.4 million, respectively, which constitutes 0.2% of general account investments.

2. Results of Operations

Net income was $16.8 million, $142.6 million, $94.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in the ten month period ended October 31, 2001 compared to the year ended December 31, 2000 primarily relates to the $60.8 million cumulative effect of accounting changes and a $48.6 million decrease of the net change in unrealized and undistributed gains in private equity limited partnerships. The increase in the year ended December 31, 2000 compared to 1999 primarily related to the $31.6 million increase in the net change in unrealized and undistributed gains in private equity limited partnerships, coupled with increases in net investment spread, fee income, and decreases in net realized investment gains (losses).

Income from operations (income before income taxes, net change in unrealized and undistributed gains in private equity limited partnerships, and net realized gains (losses)) was $144.1 million, $203.9 million and $182.1 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in 2001 compared to 2000 was primarily attributable to the decrease in net spread. The increase in 2000 compared to 1999 was primarily attributable to increases in net spread and fee income offset by an increase in operating expense.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $237.0 million, $317.2 million and $278.6 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage was 2.07%, 2.26% and 1.97% for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

The investment spread percentage for the two-month period ended December 31, 2001 was 1.71%. The decrease in the investment spread percentage in the two-month period is attributable to the new accounting basis of the assets. The investments were marked to fair value as of November 1, 2001 and the effective yield was decreased due to the market value adjustment.

Investment income was $735.6 million, $856.8 million and $805.2 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease of $121.2 million is primarily attributable to the fact that the 2000 amount is for a full year and the 2001 amount is for a ten-month period. Investment income was $735.6 and $701.5 for the ten-month periods ended October 31, 2001 and 2000, respectively. The increase of $34.1 million in 2001 compared to 2000 is the result of a higher average investment yield ($47.8 million) offset by a decrease in average invested assets ($13.7 million) for the ten-month periods ended October 31, 2001 and 2000, respectively. The average investment yield was 7.06% for the ten month period ended October 31, 2001 compared to 6.61% for the ten-month period ended October 31, 2000 (6.74% for the year ended 2000). The increase of $51.6 million in 2000 compared to 1999 is the result of a higher average investment yield ($62.2 million) offset by a decrease in average invested assets ($10.6 million). The average investment yield was 6.74% in 2000 compared to 6.25% in 1999.

The adoption of FAS133 requires that call options be carried at fair value and our call options are considered non-designated derivatives. The changes of the fair value of the call options are reported as a component of net derivative loss in 2001. In the prior year, the premium paid for a call option was amortized over its contract term and the call option amortization was included as a component of investment income. Investment income for the years ended December 31, 2000 and 1999, includes $79.7 million and $77.2 million, respectively, of S&P 500 Index call option amortization expense related to our equity-indexed annuities. If FAS 133 had not been adopted, call option amortization expense and the average investment yield would have been $73.7 million and 6.38% for the ten-month period ended October 31, 2001.

The investment yield for the two-month period ended December 31, 2001 was 6.99%.

Interest credited to policyholders totaled $498.7 million, $539.6 million, $526.6 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease of $40.9 million is primarily attributable to the fact that the 2000 amount is for a full year and the 2001 amount is for a ten-month period. Interest credited was $498.7 million and $440.8 million for the ten-month periods ended October 31, 2001and 2000, respectively. The increase of $57.9 million in 2001 compared to 2000 is the result of a higher average interest credited rate ($60.3 million) offset by a decrease in average policyholder liabilities ($ 2.4 million) for the ten-month periods ended October 31, 2001 and 2000, respectively. Policyholder balances averaged $ 12.0 billion ($10.1 billion of fixed products and $1.9 billion of equity-indexed annuities) compared to $12.1 billion ($9.7 billion of fixed products and $2.4 billion of equity-indexed annuities) for the ten-month periods ended October 31, 2001 and 2000. The average interest credited rate was 4.99% (5.20% on fixed products and 3.93 % on equity-indexed annuities) for the ten months ended October 31, 2001 compared to 4.39% (5.18% on fixed products and 0.85% on equity-indexed annuities) for the ten-month period ended October 31, 2000. The increase of $13.0 million in 2000 compared to 1999 is the result of a higher average interest credited rate ($24.1 million) offset by lower average policyholder balances ($11.1 million). Policyholder balances averaged $12.0 billion ($9.7 billion of fixed products and $2.3 billion of equity-indexed annuities) in 2000 compared to $12.3 billion ($10.1 billion of fixed products and $2.2 billion of equity-indexed annuities) in 1999. The average interest credited rate was 4.48% (5.27% on fixed products and 0.85% on equity-indexed annuities) in 2000 compared to 4.28% (5.00% on fixed products and 0.85% on equity-indexed annuities) in 1999.

Our equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 120%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually

Under FAS 133, the index annuities are deemed to contain an embedded derivative (the change in value attributable to the change in the S&P 500 index) and a host contract. The host contracts' interest rate is derived at the inception of the contract and an effective interest rate is utilized that will result in a liability equal to the guaranteed minimum account value at the end of the term. The embedded derivative is a non-designated derivative and the changes in fair value are reported as a component of derivative income (loss). In 2000, the interest credited to equity-indexed policyholders related to the participation rate is reflected net of income recognized on the S&P 500 Index call options and futures resulting in a 0.85% net credited rate. If FAS 133 had not been adopted, interest credited and the average interest credited rate would have been $ 478.3 million and 4.77% for the ten-month period ended October 31, 2001.

The average interest credited rate for the two-month period ended December 31, 2001 was 4.97%.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.5 billion for the ten-month period ended October 31, 2001, $12.4 billion for the two-month period ended December 31, 2001, and $12.7 for the year ended December 31, 2000.

Net realized investment losses were $22.8 million, $35.8 million and $41.5 million for the ten-month period ended October 31, 2001 and for years ended December 31, 2000 and 1999, respectively. The net realized investment losses in 2001, 2000 and 1999 included losses of $42.8 million, $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary.

Net derivative gains of $100.0 and $.4 million for the two month period ended December 31, 2001 and the ten-month period ended October 31, 2001, respectively, represent fair value changes of non-designated derivatives and the ineffective portion of fair value hedges, net of related effects on deferred policy acquisition costs.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, we designate the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilize the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

We issue equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

We purchase call options and futures on the S&P 500 Index to economically hedge our obligation under the annuity contract to provide returns based upon this index. The call options and futures are non-designated derivatives. In addition, we utilize non-designated total return swap agreements to hedge certain of our policyholder obligations (classified as separate account liabilities through October 31, 2001).

As a component of our investment strategy and to reduce our exposure to interest rate risk, we utilize interest rate swap agreements. Interest rate swap agreements are agreements to exchange with a counterparty, interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The interest rate swap agreements are designated and qualify as fair value hedges. The ineffective portion of the fair value hedges, net of related effects on deferred policy acquisition costs, resulted in a loss of $2.6 million for the ten-month period ended October 31, 2001.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedging transactions. This process includes linking all fair value hedges to specific assets on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations. The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1, 2001, in conformity with Sun Life accounting policies, we discontinued hedge accounting and classified the interest rate swap agreements as non-designated derivatives. We believe that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified. The increase in the swap values, net of related effects on the value of business acquired, resulted in income of $64.9 million for the two-month period ended December 31, 2001.

The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired, resulted in income of $35.1 million for the two-month period ended December 31, 2001. The primary reason for the increase was related to the decrease in the value of the multiple term embedded options, which increased income, net of related effects of value of business acquired, by $31.6 million for the two-month period ended December 31, 2001.

Net change in unrealized and undistributed (losses)/gains in private equity limited partnerships is accounted for on the equity method and represents primarily increases/(decreases) in the fair value of the underlying investments of the private equity limited partnerships for which we have ownership interests in excess of 3%. The net change of ($17.1) million and $31.6 million in unrealized and undistributed (losses)/gains is recorded net of the related amortization of deferred policy acquisition costs of ($31.7) million and $58.8 million, and net of the amounts realized, which are recognized in investment income of $31.4 million and $13.3 million, for the ten-month period ended October 30, 2001 and for the year ended December 31, 2000, respectively. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. There can be no assurance that any unrealized and undistributed gains will ultimately be realized or that we will not incur losses in the future on such investments. The corresponding amount in 1999 was insignificant.

Effective November 1, 2001, we amended our policy to conform to Sun Life's policy. Partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which we have an ownership interest in excess of 3%. The equity income or loss is included with net investment income. Partnership investments amounted to $331.9 million at December 31, 2001. There were no material changes in the underlying equity the for two-month period ended December 31, 2001.

Surrender charges are revenues earned on the early withdrawal of fixed, equity-indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $13.6 million, $24.2 million and $17.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

Total annuity withdrawals represented 19.2%, 16.2% and 14.7% of the total average annuity policyholder and separate account balances during the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Higher surrenders are primarily due to increased competition from other investment products and a declining interest rate environment.

Separate account income is primarily mortality and expense charges earned on variable annuity and variable life policyholder balances and net spread from institutional business (through October 31, 2001). Mortality and expense charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $30.9 million, $39.3 million and $29.1 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Variable product fees represented 1.42%, 1.45% and 1.44% of average variable annuity and variable life separate account balances for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Net spread from institutional contracts was $13.6 million, $4.2 million and $4.3 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales, redemptions and changes in the market values of the investments managed. Management fees were $5.7 million, $6.2 million and $4.2 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Average separate account assets were $2.6 billion and $2.8 billion for the years ended December 31, 2000 and 1999, respectively.

Operating expenses primarily represent compensation, general and administrative expenses. These expenses were $55.7 million, $64.9 million and $49.7 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The increases were primarily due to higher compensation related expenses.

Amortization of deferred policy acquisition costs relates to the amortization of the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs included commissions, costs of policy issuance, underwriting and selling expenses.

Amortization was $95.5 million, $116.1 million, and $97.4 million for the ten-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Amortization expense represented 33.4%, 28.3% and 31.2% of investment spread and separate account fees for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. In September 2001, an additional $5.4 million of deferred policy acquisition cost was amortized based upon revised estimates of future gross profits. Excluding the prospective unlocking adjustment of $5.4 million, amortization of deferred policy acquisition cost as a percent of investment spread and separate account fees would have been 31.4% for the ten-month period ended October 31, 2001.

Income tax expense was $26.6 million, $57.1million and $46.0 million or 25.56%, 28.61% and 32.69% of pretax income for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The decrease in the effective tax rate in 2001 and 2000 compared to 1999 primarily reflects a reduction in the valuation allowance established for unrealized capital losses in the "available for sale" investment portfolio.

3. Financial Condition

Stockholder's Equity was $1.762 billion and $1.280 billion at December 31, 2001 and 2000, respectively. The increase is primarily attributable to the acquisition.

Investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.1 billion and $12.6 billion at December 31, 2001 and 2000, respectively.

Our general investment policy is to hold fixed maturity investments for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carry such investments at fair value. Gross unrealized losses at December 31, 2001 and 2000 were $60.0 million and $60.2 million, respectively.

Approximately $11.8 billion, or 98.3%, of our general account investments at December 31, 2000, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 2001, the carrying value of investments in below investment grade securities totaled $1.2 billion, or 7.8% of general account and certain separate account investments of $15.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

4. Quantitative and Qualitative Disclosures About Market Risk

This discussion covers market risks associated with investment portfolios that support our general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For those products, the policyholder assumes market risks.

We have investment policies and guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

Our management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. Efforts to reduce holdings of below investment grade bonds were initiated in late 2001. Also, as a matter of investment policy, we manage foreign exchange and equity risk within tolerance bands. We do not hold real estate but do own substantial amounts of equity options supporting our Equity-Indexed Annuities business. The management of interest rate risk exposure is discussed below.

Interest rate risk

Our fixed interest rate liabilities are primarily supported by a well-diversified portfolio of fixed interest investments. They are also supported by small amounts of floating rate notes. These interest-bearing investments include both publicly issued and privately placed bonds. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. We also hold securitized assets, including mortgage-backed securities ("MBS"), collateralized mortgage obligations, commercial MBS and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. We restrict MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. We do not engage in leveraged transactions and we do not routinely invest in the more speculative forms of these instruments such as the interest-only, principal-only, inverse floater, or residual tranches.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. We carefully manage risks from wide fluctuations in interest using analytical and modeling software acquired from outside vendors. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders.

Significant features of our models include:

o	an economic or market value basis for both assets and liabilities;
o	an option pricing methodology;
o	the use of effective duration and convexity to measure interest rate sensitivity; and
o	the use of key rate durations to estimate interest rate exposure at different parts of the yield curve and to estimate the exposure to non-parallel shifts in the yield curve.

Our Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and assets. We manage these mismatches to a tolerance range of plus or minus 1.0. At December 31, 2001 and 2000, the estimated difference between our asset and liability duration was approximately 0.5 and 0.8, respectively. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

Asset strategies may include the use of Treasury futures, options and interest rate swaps to adjust the duration profiles. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a quarterly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of our incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in our general account at December 31, 2001 had a fair value of $13.2 billion. Fixed income investments supporting those liabilities had a fair value of $14.1 billion at that date. We performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 2001. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $354.2 million (for an adjusted total of approximately $13.5 billion) and the corresponding assets would show a net increase of $364.5 million (for an adjusted total of approximately $14.5 billion).

By comparison, liabilities categorized as financial instruments and held in our general account at December 31, 2000 had a fair value of $11.5 billion. Fixed income investments supporting those liabilities had a fair value of $12.4 billion at that date. We performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 2000. The analysis showed that if there were an immediate decrease of 100 basis points in interest rates, the fair value of the liabilities would show a net increase of $235.0 million (for an adjusted total of approximately $11.7 billion) and the corresponding assets would show a net increase of $370.9 million (for an adjusted total of approximately $12.8 billion).

We produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually would occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. We believe that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on our processes for analyzing and managing interest rate risk, our management believes our exposure to interest rate changes will not materially affect our near-term financial position, results of operations, or cash flows.

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2001 and 2000, we had approximately $39.6 million and $76.4 million, respectively, in common stocks and $56.1 million and $337.7 million, respectively, in call options.

At December 31, 2001 and 2000, we had $1.4 billion and $2.3 billion, respectively, in equity-indexed annuity liabilities that provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivative portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures, options and total return swaps to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we used in our stress-test scenarios at December 31, 2001 and 2000, management estimates that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would increase (decrease) by approximately $1.0 million and $(5.7) million, respectively. If the S&P 500 Index decreases by 10%, management estimates that the net fair value of our assets and liabilities will increase (decrease) by approximately $3.6 million and $(7.2) million, respectively. If option implied volatilities increase by 100 basis points, management estimates that the net fair value of our assets and liabilities will decrease by approximately $.3 million and $1.4 million, respectively.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

5. Derivatives

As a component of our investment strategy and to reduce its exposure to interest rate risk, we utilize interest rate and total return swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices. We utilize total return swap agreements to hedge our obligations related to certain separate account liabilities. We had 88 and 69 outstanding swap agreements with an aggregate notional principal amount of $3.2 billion and $3.8 billion as of December 31, 2001 and 2000, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had no outstanding interest rate cap agreements as of December 31, 2001 and 2000.

With respect to our equity-indexed annuities and certain separate account liabilities (through October 31, 2001), we buy call options, futures and certain total return swap agreements based on the S&P 500 Index to hedge its obligations to provide returns based upon this index. We had total return swap agreements with a carrying value of $41.7 million and $23.9 million as of December 31, 2001 and 2000, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options, futures and certain total return swap agreements have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options, futures and certain total return swap agreements hedge our obligations to provide returns on equity-indexed annuities and certain separate account liabilities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options, futures and certain total return swap agreements would be substantially offset by a reduction in policyholder and certain separate account liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of our fixed rate assets and/or if the value of its S&P Index 500 call options, futures and certain total return swap agreements increase less than (or decrease more than) the value of the guarantees made to equity-indexed and certain separate account policyholders.

6. Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses, policy acquisition costs, and investment purchases. We generate cash from annuity premiums, deposits, net investment income, and from maturities and sales of our investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 2001, $12.7 billion, or 83.0%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable.

Current Rhode Island insurance law permits us to pay dividends or distributions to our corporate parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $0.1 million, $10.0 million, and $30.0 million in dividends to Liberty Financial in 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, we will not be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amount of dividends that we will be able to pay will be based upon current Rhode Island insurance law.

Based upon our historical cash flow, our current financial condition and our expectation that there will not be a material adverse change in the results of our operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

7. Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management; (2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products; (4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operations; (12) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

D. General Account Investments

Premium deposits on fixed and indexed annuities are credited to our general account. Total general account investments include cash and cash equivalents. To maintain our investment spread at acceptable levels, we must earn returns on our general account sufficiently in excess of the fixed or equity-indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general and certain separate account assets (through October 31, 2001). The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account (and certain separate account investments through October 31, 2001).

The bulk of our general account investments are invested in fixed maturity securities (78.4% at December 31, 2001). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to our policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options and futures to hedge our obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account ($1.2 million at December 31, 2001) is invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 2001, the carrying value of fixed maturity investments that were non-income producing was $81.8 million, which constituted 0.5% of our general account investments.

As of December 31, 2001, we owned approximately $3.5 billion of mortgage-backed securities (22.9% of our general accountinvestments), 98.1% of which were investment grade. Mortgage-backed securities are subject to prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 2001, approximately $3.6 billion (23.5% of our general account investments) were invested in securities that were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

E. Marketing and Distribution

Our sales strategy is to use multiple distribution channels to achieve broader market presence. During 2001, the bank channel represented approximately 65.8% of our annuity sales, and the brokerage channel represented approximately 12.2%. The sale of insurance and investment products through the bank distribution channel is highly regulated. Sales through other distributors of insurance products, such as financial planners, insurance agents and an institutional channel represented approximately 22.0% of total annuity sales.

The following table presents sales information in our distribution channels for the periods indicated (in millions).

	Sales of Fixed and Indexed Annuities			Sales of Variable Annuities
	Year Ended December 31,			Year Ended December 31,
	2001	2000	1999	2001	2000	1999
Bank channel:
Independent	$430.0	$374.0	$56.2	$310.0	$215.0	$285.5
Third party bank marketers	835.6	726.9	457.2	153.2	74.3	35.6

Other channels:
Broker-dealers	132.1	186.5	56.0	187.8	160.6	252.1
Other distributors (1)	197.2	773.9	555.0	382.2	266.8	292.8

(1) Includes institutional annuities.

F. Regulation

Our business activities are extensively regulated. The following briefly summarizes the principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued to individuals. The policy is a contract between the issuing insurance company and the policyholder. State law regulates policy forms, including all principal contract terms. In most cases, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each other jurisdiction in which we conduct business. We are currently licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. State laws prescribe certain statutory accounting practices. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that we use to prepare our statutory-based financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for us, the State of Rhode Island must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The State of Rhode Island has adopted Codification. The adoption of Codification on our statutory-basis financial statements in Rhode Island reduced statutory surplus at January 1, 2001 by $17.4 million.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 2001, our capital and surplus exceeded the level at which the least severe of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of our exposure to known insurance company insolvencies at this time. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us.

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Sun Life Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $.1 million, $10.0 million and $30.0 million in dividends to Liberty Financial during 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, we will not to be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amount of dividends that we will be able to pay will be based upon current Rhode Island insurance law. In addition, no person or group may acquire, directly or indirectly, 10% or more of our voting stock or voting power unless such person has provided certain required information to the Rhode Island Department of Business Regulation and such acquisition is approved by the Department.

General Regulation at Federal Level and Certain Related Matters. Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include limitations on antitrust immunity, minimum solvency requirements and the removal of barriers restricting banks from engaging in the insurance business. In particular, several proposals to repeal or modify the Bank Holding Company Act of 1956 (which prohibits banks from being affiliated with insurance companies) have been made by members of Congress. Moreover, the United States Supreme Court held in 1995 in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act. In addition, the Supreme Court also held in 1995 in Barnett Bank of Marion City v. Nelson that state laws prohibiting national banks from selling insurance in small town locations are preempted by federal law. The Office of the Comptroller of the Currency adopted a ruling in November 1996 that permits national banks, under certain circumstances, to expand into other financial services, thereby increasing competition for us. At present, the extent to which banks can sell insurance and annuities without regulation by state insurance departments is being litigated in various courts in the United States. Although the effect of these recent developments on us and our competitors is uncertain, there can be no assurance that such developments would not have a material adverse effect on us.

On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 was signed into law. The major provisions of this new law became effective on November 13, 2000. While the Gramm-Leach-Bliley Act eliminates legal barriers to affiliates among banks, insurance companies and other financial services companies and therefore effectively repeals the Glass-Steagall Act of 1933 (which restricted banks from engaging in securities-related businesses), the effect on us and our competitors is uncertain.

G. Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than we do. No one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that we compete principally with respect to product features, pricing, ratings and service; management also believes that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

H. Employees

As of December 31, 2001, we had 396 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

COMPANY MANAGEMENT

Our directors and executive officers are listed below, together with information as to their ages, dates of election, and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

Donald A. Stewart, 55, Chairman and Director (2001*)

150 King Street West

Toronto, Ontario, Canada M5H 1J9

He is Chairman and Chief Executive Officer and a Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company.

C. James Prieur, 50, Vice Chairman and Director (2001*)

150 King Street West

Toronto, Ontario, Canada M5H 1J9

He is President and Chief Operating Officer of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He formerly held the positions of Senior Vice President and General Manager for the United States and Vice President, Investments for the United States for Sun Life Assurance Company of Canada. He currently is Vice Chairman and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Director of Sun Capital Advisers, Inc.; Chairman of the Board and Executive Vice President and Trustee, Sun Capital Advisers Trust; President and a Director of Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., and Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company; and President of Sun Life Financial (U.S.) Investments LLC.

James A. McNulty, III, 59, President and Director (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Executive Vice President, U.S. Operations for Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; President and Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; and Chairman and Director of Sun Life of Canada (U.S.) Distributors, Inc. He is President and a Director of Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Senior Vice President and a Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., Sun Life Financial (U.S.) Finance, Inc., and Sun Life Financial (U.S.) Holdings, Inc. and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., Independent Financial Marketing Group, Vision Financial Corporation and the Support Committee for Battered Women; and Senior Vice President of Sun Life Financial (U.S.) Investments LLC.

James C. Baillie, 63, Director (2001)

Torys LLP, Suite 3000, Maritime Life Tower

Toronto, Ontario, Canada M5K 1N2

He is Counsel to the law firm Torys LLP where he was formerly a Partner there with a strong emphasis in the business law area. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company, Sun Life Assurance Company of Canada and Sun Life Financial Services of Canada Inc., and non-executive Chairman and Director of Corel Corporation and Independent Electricity Market Operator (Ontario) and Director of Sussex Circle Inc. and Massachusetts Financial Services Company.

David D. Horn, 60, Director (2001*)

257 Lake Street

P.O. Box 24

New Vineyard, Maine 04956

He was formerly Senior Vice President and General Manager for the United States of Sun Life Assurance Company of Canada, retiring in December 1997. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, Global Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

Angus A. MacNaughton, 70, Director (2001*)

481 Kingswood Lane

Danville, California 94506

He is President of Genstar Investment Corporation since 1987 and a former Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He is a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company, Varian Semiconductor Equipment Associates, Inc., Fairmont Hotels & Resorts, Inc., Genstar Investment Corporation and Diversified Collection Services, Inc.; and Vice-Chairman and a Director of Barrick Gold Corporation.

S. Caesar Raboy, 65, Director (2001*)

220 Boylston Street

Boston, Massachusetts 02110

He is a former Senior Vice President and Deputy General Manager for the United States of Sun Life Assurance Company of Canada; and a Director of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company.

William W. Stinson, 68, Director (2001*)

Canadian Pacific Limited

1800 Bankers Hall, East Tower

855 - 2nd Street S.W.

Calgary, Alberta T2P 4Z5

He is Lead Director of Sun Life Assurance Company of Canada, and Sun Life Financial Services of Canada Inc., Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company. In addition, he is a Director of Pan Canadian Energy, Massachusetts Financial Services Company, Grant Forest Products, Inc., and Westshore Terminals Investment Trust. In May 1996, Mr. Stinson retired as Chairman and Chief Executive Officer of Canadian Pacific Limited after a 45-year career.

James M.A. Anderson, 52, Vice President, Investments (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Investments of Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; President and Chief Executive Officer and Trustee of Sun Capital Advisers Trust; President and Chief Investment Officer and Director of Sun Capital Advisers, Inc.; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial (Japan), Inc., Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, and Sun Canada Financial Co.; Vice President, Investments and Director of Sun Life of Canada (U.S.) Distributors, Inc.; and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and Sun Benefit Services Company, Inc.

Davey S. Scoon, 55, Vice President and Chief Administrative and Financial Officer and Treasurer (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Chief Administrative and Financial Officer for Sun Life Assurance Company of Canada; Vice President, Chief Administrative and Financial Officer and Treasurer of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Vice President and Treasurer and Director of Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial (Japan), Inc, Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life of Canada (U.S.) SPE 97-I, Inc., and Sunesco Insurance Agency, Inc.; Vice President and Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Treasurer and Director of Clarendon Insurance Agency, Inc. and Senior Vice President and Treasurer and Director of Sun Capital Advisers, Inc.; Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I; Assistant Treasurer of Sun Capital Advisors Trust; Director of Vision Financial Corporation; and Chairman and Director of Tufts Associated Health Plan, and Lead Director of Tufts Associated Health Maintenance Organization. He is a member of the Board of Directors for Managed Comp. Prior to October 1999, he was Executive Vice President and Chief Operating Officer of Liberty Funds Group.

Robert P. Vrolyk, 48, Vice President and Actuary (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He currently is the Vice President and Chief Actuary of Sun Life Assurance Company of Canada; Vice President and Actuary of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; Vice President and Director of Sun Life of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., Sun Life of Canada (U.S.) Holdings General Partner, Inc. Sun Life of Canada (U.S.) SPE 97-I, Inc. Sun Life Financial (U.S.) Finance, Inc., and Sun Life Financial (U.S.) Holdings, Inc.; a Director of Sun Benefit Services Company, Inc.; a Vice President of Sun Life Financial (U.S.) Investments LLC.; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I.

Peter F. Demuth, 43, Vice President and Chief Strategy and Business Development Officer (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President and Chief Strategy and Business Development Officer for Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company; a Director of Sun Life Financial (U.S.) Finance, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and Vision Financial Corporation; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I. Prior to February 1998, he was a Shareholder at the firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ronald J. Fernandes, 44, Vice President, Retirement Products and Services (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Retirement Products and Services of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York, Keyport Benefit Life Insurance Company and Sun Life Assurance Company of Canada. He is also President and Director of Sunesco Insurance Agency, Inc.; and Director of Clarendon Insurance Agency, Inc., and Sun Life of Canada (U.S.) Distributors, Inc. Prior to October 1999, Mr. Fernandes was Senior Vice President and Director, Retirement Products and Services of Wheat First Union in Richmond, Virginia.

Philip K. Polkinghorn, -- Vice President, Retirement Products and Services (2001*)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

He is Vice President, Retirement Products and Services of Sun Life Assurance Company of Canada (U.S.), Independence Life and Annuity Company, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company. Prior to November 2001, Mr. Polkinghorn was formerly Interim Chairman and President of Keyport Life Insurance Company.

* Year of Election

Our directors, officers, and employees are covered under a commercial blanket bond and a liability policy. The directors, officers, and employees of Clarendon Insurance Agency, Inc. are covered under a fidelity bond.

EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements.

Summary Compensation Table
Long-Term
Annual Compensation[1]	Compensation
				Restricted	Securities	Other
				Stock	Underlying	Annual	All Other
Name and Principal Position	Year	Salary	Bonus[2]	Awards[3]	Options[4]	Compensation

James A. McNulty, III * - President and
Director	2001	$ 0	$ 0	$ 0	0	$ 0	$ 0
James A. McNulty, III * - SVP and	2000	0	0	0	0	0	0
General Manger, US	1999	0	0	0	0	0	0

Peter F. Demuth *	2001	0	0	0	0	0	0
Vice President & Chief Strategy and	2000	0	0	0	0	0	0
Business Development Officer	1999	0	0	0	0	0	0

Davey S. Scoon *	2001	0	0	0	0	0	0
Vice President & Chief Administrative	2000	0	0	0	0	0	0
& Financial Officer & Treasurer	1999	0	0	0	0	0	0

Philip Polkinghorn	2001	450,417	376,537	0	75,000	1,365,000[5]	28,459[6]
Vice President for Retirement Products	2000	435,000	501,000	105,415	25,000	0	26,052
& Services	1999	279,960	350,000	377,188	50,000	0	52,262

James M.A. Anderson *	2001	0	0	0	0	0	0
Vice President, Investments	2000	0	0	0	0	0	0
	1999	0	0	0	0	0	0

____________________________________________

1  Except as indicated in the other footnotes to this summary compensation table, all amounts paid to Mr. Polkinghorn were paid by the Company. Amounts listed as Salary, Bonus, Other Annual or All Other Compensation will, in the future, include amounts determined by Sun Life Financial as the portion of the named executive's total compensation from all affiliates of Sun Life Financial allocable to service he provided to the Company.

2  The incentive bonus payments are reported with respect to the year in which the bonus was earned.

3  No Restricted Stock Awards were granted in 2001.

4  The securities were issued to Mr. Polkinghorn on October 31, 2001 by Sun Life Financial Services Inc. ("Sun Life Financial"), the corporate parent of the Company. Prior year stock grants were from Liberty Financial Companies, Inc.

5  Other Annual Compensation for Mr. Polkinghorn represents a retention bonus of $455,000 paid by the Company and deferred share units valued at $910,000 granted on October 31, 2001 by Sun Life Financial. The retention bonus and deferred share units were provided in connection with the acquisition of the Company by Sun Life Financial in lieu of payments which Mr. Polkinghorn would have received from the Company's prior owner, Liberty Financial Companies, Inc., if he had not continued to serve the Company after the acquisition.

6  All Other Compensation for Mr. Polkinghorn for the year ended 2001 includes a Company match for the supplemental savings plan.

Estimated Annual Benefits Payable Upon Retirement For Executive Officers In The United States 2001

There were no allocated pensionable earnings to the Company in 2001 as of December 31, 2001 from the Sun Life Retirement Plan. Mr. Polkinghorn belonged to the Pension plans of Liberty Financial from January 1, 2001 through October 31, 2001. This benefit is frozen as of October 31, 2001. The following information relates to Mr. Polkinghorn's pension benefits under the Liberty Financial pension plan.

Defined Benefit Retirement Programs

Mr. Polkinghorn participated in Liberty Financial's Pension Plan and Keyport's Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans. As of October 31, 2001 this became a frozen benefit.

	Years of Credited Service
Compensation	15	20	25	30	35

200,000	51,570	68,760	85,950	92,617	99,283
400,000	105,570	140,760	175,950	189,283	202,617
600,000	159,570	212,760	265,950	285,950	306,950
800,000	213,570	284,760	355,950	382,617	409,283
1,000,000	267,570	356,760	445,950	479,283	512,617
1,200,000	321,570	428,760	535,950	575,950	615,950

Benefits under the Pension Plans are based on an employees's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with the Company. The current average compensation covered by the Pension Plans for Mr. Polkinghorn is $842,350. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of October 31, 2001, Mr. Polkinghorn had two full years of credited service.

LONG-TERM INCENTIVE COMPENSATION

Sun Life Assurance Company of Canada ("Sun Life") has a long term incentive compensation plan for certain officers of Sun Life holding positions at the level of Vice President or higher. The Unit Value Appreciation Plan (the "UVA Plan") provides eligible officers with value appreciation units ("Value Appreciation Units") designed to reward management for growth in the value of Sun Life over a multi-year period. For purposes of the UVA Plan, the value of Sun Life is determined by applying predefined multiples to the net income earned in its various businesses.

The purpose of the UVA Plan was to more directly align the interests of participants with the long-term interests of the Corporation, to focus participants on long-term value creation, to foster and support an ownership culture and to provide a competitive total compensation package to attract and retain leadership talent. The UVA Plan, designed to pay out in cash or equivalent value, generates an award based on the increase in the value of Sun Life over a multi-year period. No further units will be granted under the UVA Plan, as it was replaced by the Executive Stock Option Plan.

The following table sets forth information concerning Long Term incentive Grants awarded in previous years but not year paid out. There were no new grants awarded in 2001.

Name	Units	Performance Period

James A. McNulty, III	51,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	104,500	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

Peter F. Demuth	21,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	40,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

Davey S. Scoon	5,000	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	45,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

James M.A. Anderson	20,500	1998 - 4 Year Grant	The performance period for the 4 year grant was January 1, 1998 to December 31, 2001
	50,000	2000 - 3 Year Grant	The performance period for the 3 year grant was January 1, 2000 to December 31, 2002

EXECUTIVE STOCK OPTION PLAN

The Executive Stock Option Plan (the "Plan") authorizes the Management Resources Committee ("the Committee") of the Board of Directors of Sun Life Financial to make discretionary grants of options to purchase common shares to employees of the Sun Life Financial and its affiliates, including the Company. The Plan is designed to reward eligible employees in relation to increases in shareholder value of Sun Life Financial.

Under the Plan, stock options have a maximum exercise period of 10 years. The exercise price will be the closing price of the common shares of Sun Life Financial on the Toronto Stock Exchange on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the Committee. Options vest immediately on the death of a participant. Grants under the Plan are subject to early termination in the event that a participant's employment is terminated.

Under the first year of the Plan selected Executives were eligible for a special award. This award vests 50% after three years and the balance after five years. The exercise price for this enhanced grant was established by using the closing price on The Toronto Stock Exchange on the trading day preceding the grant.

	Number of	Percent of			Potential Realizable
	Securities	Total Options			Value at Assumed
	Underlying	Granted to	Exercise		Annual Rates of Stock
	Options	Employees in	Price Per	Expiration	Price Appreciation of
Name	Granted (#)	2001	Share	Date	Option Term ($)1
					5%	10%

James McNulty	160,000	2.8%	18.76	30-Mar-11	$1,887,690	$4,783,777

Peter F. Demuth.	51,000	0.9%	18.76	30-Mar-11	601,701	1,524,829
	17,500	0.3%	23.23	6-Dec-11	255,661	647,896

Davey Scoon	46,000	0.8%	18.76	30-Mar-11	542,711	1,375,336
	15,000	0.3%	23.23	6-Dec-11	219,138	555,340

Ronald J. Fernandes	67,000	1.2%	18.76	30-Mar-11	790,470	2,003,207

James M. A. Anderson	69,500	1.2%	18.76	30-Mar-11	819,965	2,077,953

1

Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

THE SENIOR EXECUTIVES' DEFERRED SHARE UNIT PLAN

Sun Life Financial established a Deferred Share Unit Plan in 2000. The objective of the plan is to enhance the alignment of senior management's and shareholders' interests by providing an opportunity to increase ownership in Sun Life Financial shares. There are three components of the plan:

Each senior management employee may elect to receive 0, 50, 75 or 100% of his or her annual incentive in the form of deferred share units (DSUs), subject to the approval of the Committee. An executive must elect to participate in the plan prior to the beginning of the calendar year for which the annual incentive award is paid. When incentive awards are determined, the amount elected is converted to DSUs which have a value equal to the average market price of a Sun Life Financial share immediately before the calendar year for which the incentive award is paid.

The Committee may also require the value of a payout from the UVA Plan to be converted to DSUs. In this case, the DSUs will have a value equal to the average market price of a Sun Life Financial share at the end of the Plan performance period to which the payout relates.

In addition, special discretionary DSU awards may be made to the Board of Sun Life Financial to recognize singular achievements or to support certain corporate objectives.

The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Sun Life Financial shares. The executive is not allowed to convert the DSUs until termination, death or retirement. The value of the DSUs may be converted to and paid in the form of cash or shares purchased on the market. The value of the DSUs at payment will be based on an average market price of Sun Life Financial shares immediately before their conversion to cash or shares.

PROPERTIES

As of December 31, 2001, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island pursuant to a lease that expires in 2007. We sub-lease approximately 600 square feet from Independent Financial Marketing Group in Purchase, New York under a lease which expires in 2007.

LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, as set forth in their report. We've included our financial statements in the statement of additional information in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Their principal office is located at 200 Clarendon Street, Boston, Massachusetts.

LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Edward M. Shea,, Assistant Vice President and Senior Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt LLP as our Special Counsel.

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheets of Keyport Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity, and cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. Our audits also included the Financial Statement Schedules listed in the Index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the years ended December 31, 2000 and 1999, respectively, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related Financial Statement Schedules, when considered in relation to the basic Financial Statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2001 the Company changed its method of accounting for its derivatives.

ERNST & YOUNG LLP

Boston, Massachusetts

February 5, 2002

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
ASSETS	2001	2000

Cash and investments:
Fixed maturities available for sale (amortized cost: 2001 -$12,059,631;
2000 -$10,728,519)	$11,999,671	$10,668,288
Equity securities (cost: 2001 - $36,859; 2000 - $71,489)	39,658	76,427
Mortgage loans	6,871	9,433
Policy loans	635,938	620,824
Other invested assets	521,259	783,043
Cash and cash equivalents	2,108,093	1,728,279
Total cash and investments	15,311,490	13,886,294

Accrued investment income	183,576	163,474
Deferred policy acquisition costs	28,299	547,901
Value of business acquired	95,155	-
Goodwill	714,755	15,570
Current income tax receivable	1,622	-
Deferred income tax asset	185,855	-
Intangible assets	12,100	-
Receivable for investments sold	21,797	90,545
Other assets	28,330	91,742
Separate account assets	2,560,831	4,212,488

Total assets	$19,143,810	$19,008,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$13,627,126	$11,968,489
Income taxes payable	-	9,954
Deferred income taxes	-	161,615
Payable for investments purchased and loaned	1,165,609	1,364,531
Other liabilities	56,837	56,403
Separate account liabilities	2,532,557	4,166,787
Total liabilities	17,382,129	17,727,779

Stockholder's equity:
Common stock, $1.25 par value; authorized 2,500 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	1,703,462	505,933
Retained earnings	86,976	797,606
Accumulated other comprehensive loss	(31,772)	(26,319)
Total stockholder's equity	1,761,681	1,280,235

Total liabilities and stockholder's equity	$19,143,810	$19,008,014

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	For the 2 month period ended December 31,	For the 10 month period ended October 31,	Year Ended December 31,
	2001	2001	2000	1999

Revenues:
Net investment income, including distributions from
private equity limited partnerships	$ 144,918	$ 735,641	$ 856,808	$ 805,216
Interest credited to policyholders	107,315	498,668	539,643	526,574
Investment spread	37,603	236,973	317,165	278,642
Net realized investment gains (losses)	2,454	(22,790)	(35,796)	(41,510)
Net derivative gains	99,972	446
Net change in unrealized and undistributed (losses)
gains in private equity limited partnerships	-	(17,088)	31,604	-
Fee income:
Surrender charges	1,174	13,654	24,266	17,730
Separate account income	8,699	44,460	43,518	33,485
Management fees	1,080	5,715	6,207	4,241
Total fee income	10,953	63,829	73,991	55,456

Expenses:
Policy benefits	1,128	4,869	4,997	3,603
Operating expenses	10,778	55,710	64,875	49,734
Amortization of deferred policy acquisition costs	1,439	95,507	116,123	97,359
Amortization of value of business acquired	3,828	-	-	-
Amortization of intangible assets	-	1,047	1,256	1,256
Total expenses	17,173	157,133	187,251	151,952

Income before income taxes and cumulative
effect of accounting changes	133,809	104,237	199,713	140,636
Income tax expense	46,833	26,635	57,128	45,977

Income before cumulative effect of
accounting changes	86,976	77,602	142,585	94,659
Cumulative effect of accounting changes, net of tax	-	60,847	-	-

Net income	$ 86,976	$ 16,755	$ 142,585	$ 94,659

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 1998	$3,015	$505,933	$600,396	$26,253	$1,135,597

Comprehensive income (loss)
Net income	-	-	94,659	-	94,659
Other comprehensive income, net of tax:
Net unrealized investment losses	-	-	-	(186,868)	(186,868)
Comprehensive income					(92,209)
Dividends paid	-	-	(30,000)	-	(30,000)

Balance, December 31, 1999	3,015	505,933	665,055	(160,615)	1,013,388

Comprehensive income (loss)
Net income	-	-	142,585	-	142,585
Other comprehensive loss, net of tax:
Net unrealized investment gains	-	-	-	134,296	134,296
Comprehensive income					276,881
Dividends paid	-	-	(10,034)	-	(10,034)

Balance, December 31, 2000	3,015	505,933	797,606	(26,319)	1,280,235

Comprehensive income:
Net income	-	-	16,755	-	16,755
Other comprehensive income, net of tax:
Net unrealized investment gains	-	-	-	85,107	85,107
Comprehensive income					101,862
Dividend paid	-	-	(99)	-	(99)
Balance, October 31, 2001	3,015	505,933	814,262	58,788	1,381,998

Sale of stockholder's equity	(3,015)	(505,933)	(814,262)	(58,788)	(1,381,998)
Sun Life acquisition cost	3,015	1,703,462	-	-	1,706,477

Comprehensive income (loss)
Net income	-	-	86,976	-	86,976
Other comprehensive loss, net of tax:
Net unrealized investment losses	-	-	-	(31,772)	(31,772)
Comprehensive income					55,204

Balance, December 31, 2001	$3,015	$1,703,462	$86,976	$(31,772)	$1,761,681

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the 2 month period ended December 31,	For the 10 month period ended October 31,	Year Ended December 31,
	2001	2001	2000	1999

Cash flows from operating activities:
Net income	$ 86,976	$ 16,755	$ 142,585	$ 94,659
Adjustments to reconcile net income to net cash
provided by operating activities:
Cumulative effect of accounting changes	-	60,847
Non-cash derivative activity	(116,870)	94,048
Interest credited to policyholders	107,315	498,668	539,643	526,574
Net realized investment (gains) losses	(2,454)	22,790	35,796	41,510
Net change in unrealized and undistributed losses
(gains) in private equity limited partnerships	-	17,088	(31,604)	-
Net amortization on investments	(5,000)	(11,544)	59,836	79,508
Change in deferred policy acquisition costs	(12,117)	(64,985)	9,023	(17,446)
Change in current and deferred income taxes	48,624	(41,200)	5,783	53,060
Net change in other assets and liabilities	19,551	(116,807)	22,487	2,876
Net cash provided by operating activities	126,025	475,660	783,549	780,741

Cash flows from investing activities:
Investments purchased - available for sale	(1,499,445)	(1,973,207)	(3,802,286)	(4,835,872)
Investments sold - available for sale	1,654,960	2,026,942	2,877,082	4,322,679
Investments matured - available for sale	-	86,626	894,779	823,252
Increase in policy loans	(4,022)	(11,092)	(21,346)	(20,708)
Decrease in mortgage loans	345	2,217	2,692	42,992
Other invested assets sold (purchased), net	(28,665)	46,111	8,336	(17,344)
Net cash provided by (used in)
investing activities	123,173	177,597	(40,743)	314,999

Cash flows from financing activities:
Withdrawals from policyholder accounts	(472,341)	(1,993,388)	(2,249,950)	(2,108,889)
Deposits to policyholder accounts	453,393	1,565,504	1,569,168	894,414
Dividends paid to Parent	-		(10,034)	(30,000)
Net change in securities lending	30,900	(106,709)	600,386	505,013
Net cash provided by (used in)
financing activities	11,952	(534,593)	(90,430)	(739,462)

Change in cash and cash equivalents	261,150	118,664	652,376	356,278
Cash and cash equivalents at beginning of period	1,846,943	1,728,279	1,075,903	719,625

Cash and cash equivalents at end of period	$ 2,108,093	$ 1,846,943	$ 1,728,279	$ 1,075,903

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

1. Change of Control

Through October 31, 2001, Keyport Life Insurance Company ("the Company") was a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("LFC"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, LFC announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services Inc. ("Sun Life Financial"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("Sun Life"). The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and LFC's shareholders.

Effective after the close of business on October 31, 2001, all required approvals had been obtained and Sun Life of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life, acquired the Company for approximately $1.7 billion in cash. As part of the acquisition, Sun Life Financial (U.S.) Holdings, Inc., another indirect subsidiary of Sun Life, acquired Independent Financial Marketing Group ("IFMG"), an affiliate of the Company ($20 million of the total purchase price was allocated to IFMG). The acquisition of the Company and IFMG complements both Sun Life Financial's product array and distribution capabilities and advances Sun Life Financial towards its strategic goal of reaching a top 10 position in target product markets in North America. Sun Life Financial also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition. The Company is in the process of completing the valuations of a portion of the assets acquired; thus, the allocation of the purchase price is subject to refinement.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:
Fixed-maturity securities	$ 10,609,150
Equity securities	35,313
Mortgage loans	7,216
Policy loans	631,916
Value of business acquired	105,400
Goodwill	714,755
Intangible assets	12,100
Deferred taxes	217,633
Other invested assets	363,586
Cash and cash equivalents	1,846,887
Other assets acquired	465,152
Separate account assets	3,941,527
Total assets acquired	18,950,635

Liabilities:
Policy liabilities	12,052,071
Other liabilities	1,262,045
Separate accounts	3,930,042
Total liabilities assumed	17,244,158

Net assets acquired	$ 1,706,477

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization. The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years. Most of the goodwill is expected to be deductible for tax purposes.

2. Accounting Policies

Organization

The Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp. (through October 31, 2001) and Keyport Financial Services Corp. ("KFSC"). On October 31, the Company transferred its ownership interest in Liberty Advisory Service Corp., through a dividend, to Liberty Financial.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of business acquired) are reported as a separate component of accumulated other comprehensive income (loss). The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of business acquired.

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest and do not exceed the net cash surrender value of the related insurance policy.

Investments in private equity limited partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases/(decreases) in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method. The net change of ($17.1) million and $31.6 million in unrealized and undistributed (losses)/gains is recorded net of the related amortization of deferred policy acquisition costs of $(31.7) million and $58.7 million, and net of the amounts realized, which are recognized in investment income of $31.4 million and $13.3 million, for the 10 month period ended October 31, 2001 and the year ended December 31, 2000, respectively. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. There can be no assurance that any unrealized and undistributed gains/(losses) will ultimately be realized or that the Company will not incur losses in the future on such investments. The corresponding amount in 1999 was insignificant.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). Deferred policy acquisition costs were increased by $0.6 million and $43.6 million at December 31, 2001 and December 31, 2000, respectively, relating to this adjustment.

Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Value of Business Acquired

The value of business acquired represents the actuarial-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over the estimated lives of the contracts. Interest is accrued on the unamortized balance at the contract rate of 5% for the year ended December 31, 2001.

The value of business acquired is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). Value of business acquired was increased by $5.7 million at December 31, 2001 relating to this adjustment.

Estimated future net amortization expense of the value of business acquired as of December 31, 2001 is as follows (in thousands):

2002	$ 19,016
2003	17,497
2004	15,639
2005	13,709
2006	11,632
Thereafter	17,662
Total	$ 95,155

Goodwill

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the acquisition of the Company. In accordance with SFAS 142, Goodwill will be tested for impairment on an annual basis beginning in 2002.

Intangible Assets

Intangible assets consist of state insurance licenses ($10.1 million) that are not subject to amortization and $2.0 million of product rights that have a weighted-average useful life of 7 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts was reported as separate account fee income through October 31, 2001. Effective November 1, 2001, the separate institutional accounts were classified as general account assets. Investment income and interest credited were reported as components of net investment income and interest credited, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

As of December 31, 2001 and 2000, the Company also classified $28.3 million and $45.7 million, respectively, of investments in certain mutual funds sponsored by former affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

The Company files a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and Keyport Benefit. Liberty Advisory Services Corp. ("LASC") and KFSC also file consolidated federal and state income tax returns. The Company and its life insurance subsidiaries will be eligible to file a consolidated return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco") beginning in 2006. US Holdco is a member of the Sun Life Financial Group Insurance Holding Company system and is an indirect subsidiary of Sun Life Assurance Company of Canada.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns. Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return. LASC and KFSC also have a tax-sharing agreement (through October 31, 2001) with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

3. Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The Company adopted the Statement on January 1, 2001. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million. The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges. The Company anticipates that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

The Company adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities. EITF Issue No. 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased benefecial interests in securitized financial assets. Pursuant to EITF Issue No. 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized. The cumulative effect, reported after tax and net of related effects on deferred policy acquisition costs, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

4. Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative"). Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains. Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

The Company issues equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract. Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

The Company purchases call options and futures on the S&P 500 Index to economically hedge its obligation under the annuity contract to provide returns based upon this index. The call options and futures are non-designated derivatives. In addition, the Company utilizes non-designated total return swap agreements to hedge certain contract obligations.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements. Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Prior to October 31, 2001, the interest rate swap agreements were designated and qualified as fair value hedges. The ineffective portion of the fair value hedges, net of related effects on deferred policy acquisition costs, resulted in a loss of ($2.6) million for the ten-month period ended October 31, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions. This process included linking all fair value hedges to specific assets on the balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations. The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1 2001, in conformity with Sun Life accounting policies, the Company discontinued hedge accounting and classified its interest rate swap agreements as non-designated derivatives. The Company believes that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified. The increase in the swap values, net of related effects on the value of business acquired, resulted in income of $64.9 million for the two-month period ended December 31, 2001. The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired, resulted in income of $35.1 million for the two-month period ended December 31, 2001.

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

		Assets /(Liabilities)
	Notional Amounts	Carrying Value	Fair Value
	12/31/2001	12/31/2001	12/31/2001

Interest rate swaps	$2,172,526	$ (71,906)	$ (71,906)
Total return swaps	1,035,438	42,171	42,171
S&P 500 Index call options	-	56,125	56,125

		Assets /(Liabilities)
	Notional Amounts	Carrying Value	Fair Value
	12/31/2000	12/31/2000	12/31/2000

Interest rate swaps	$2,797,750	$ (33,450)	$ (33,450)
Total return swaps	1,031,595	23,936	23,936
S&P 500 Index call options	-	337,712	58,164

The interest rate and total return swap agreements expire in 2002 through 2029. The S&P 500 call options and futures maturities range from 2002 to 2008.

At December 31, 2001 and 2000, the Company had approximately $92.5 million and $111.1 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

5. Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury securities	$ 228,136	$ 18	$ (3,795)	$ 224,359
Other U.S. Government securities	6,276	-	(377)	5,899
Mortgage-backed securities of U.S.
government corporations and
agencies	965,478	3,351	(12,803)	956,026
Debt securities issued by foreign
governments	27,586	4,134	(402)	31,318
Corporate securities	6,518,474	92,030	(79,776)	6,530,728
Other mortgage-backed securities	2,542,605	5,588	(52,851)	2,495,342
Asset-backed securities	1,490,306	19,463	(22,317)	1,487,452
Senior secured loans	280,770	2,477	(14,700)	268,547

Total fixed maturities	$ 12,059,631	$ 127,061	$ (187,021)	$ 11,999,671

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury securities	$ 40,243	$ 1,711	$ (111)	$ 41,843
Mortgage-backed securities of U.S.
government corporations and
agencies	893,123	16,219	(5,401)	903,941
Debt securities issued by foreign
governments	102,180	632	(265)	102,547
Corporate securities	5,597,632	88,876	(215,877)	5,470,631
Other mortgage-backed securities	2,403,173	74,566	(17,698)	2,460,041
Asset-backed securities	1,683,361	20,716	(21,753)	1,682,324
Senior secured loans	8,807	-	(1,846)	6,961

Total fixed maturities	$10,728,519	$202,720	$(262,951)	$10,668,288

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

At December 31, 2001 and 2000, gross unrealized gains on equity securities and investments in separate accounts aggregated $4.7 million and $13.4 million, respectively. Gross unrealized losses aggregated to $7.9 million at December 31, 2000.

The change in net unrealized investment gains (losses) on securities included in accumulated other comprehensive income (loss) for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999 include: gross unrealized gains (losses) on securities of $415.5 million, $213.4 million, and $(473.9) million, respectively, reclassification adjustments for realized investment losses into net income of $29.3 million, $45.9 million, and $53.5 million, respectively, and adjustments to deferred policy acquisition costs of $(343.3) million, $(192.3) million, and $302.0 million, respectively. The above amounts are shown before income tax expense (benefit) of $16.4 million, $(67.3) million, and $68.5 million, respectively. The income tax (benefit) expense recorded in other comprehensive income includes a change in the valuation allowance of $(9.7) million, $(90.7) million, and $109.9 million, respectively, related to unrealized capital losses on available for sale securities for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively.

The change in net unrealized investment gains (losses) on securities included in accumulated other comprehensive income (loss) for the two-month period ended December 31, 2001 include: gross unrealized (losses) on securities of $(52.4) million, reclassification adjustments for realized investment gains into net income of $(2.8) million, and adjustments to value of business acquired and deferred acquisition costs of $5.7 million and $0.6 million, respectively. The above amounts are shown before the income tax benefit of $17.1 million.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2001. At December 31, 2001, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2001, $1.2 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2001 are as follows (in thousands):

	Amortized Cost	Fair Value

Due in one year or less	$ 392,782	$ 393,827
Due after one year through five years	2,867,449	2,856,646
Due after five years through ten years	2,961,223	2,954,897
Due after ten years	839,788	855,481
	7,061,242	7,060,851
Mortgage and asset-backed securities	4,998,389	4,938,820
	$ 12,059,631	$ 11,999,671

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

	2 months ended	10 months ended	Year Ended December 31,
	12/31/2001	10/31/2001	2000	1999

Fixed maturities	$ 141,185	$ 678,035	$807,884	$814,701
Mortgage loans and other invested assets	110	34,273	85,717	28,364
Policy loans	5,752	30,701	36,985	36,306
Equity securities	797	9,651	276	1,513
Cash and cash equivalents	377	917	27,368	20,822
Gross investment income	148,221	753,577	958,230	901,706
Investment expenses	(3,303)	(17,936)	(21,014)	(19,300)
Amortization of options and interest rate caps	-	-	(80,408)	(77,190)

Net investment income	$ 144,918	$ 735,641	$856,808	$805,216

As of December 31, 2001 and 2000, the carrying value of non-income-producing fixed-maturity investments was $81.8 million and $24.4 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

	2 months ended	10 months ended	Year Ended December 31,
	12/31/2001	10/31/2001	2000	1999
Fixed maturities available for sale:
Gross gains	$ 12,509	$ 19,374	$ 35,430	$ 48,066
Gross losses	(9,716)	(7,510)	(70,474)	(79,825)
Other than temporary declines in value	-	(42,800)	(16,731)	(18,276)
	2,793	(30,936)	(51,775)	(50,035)

Equity securities	-	1,665	-	-
Investments in separate accounts	-	-	4,386	-
Other invested assets	-	-	1,497	(3,457)

Gross realized investment gains (losses)	2,793	(29,271)	(45,892)	(53,492)

Amortization adjustments of deferred policy
acquisition costs and value of business acquired	(339)	6,481	10,096	11,982

Net realized investment gains (losses)	$ 2,454	$ (22,790)	$(35,796)	$(41,510)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

	2 months ended	10 months ended	Year ended December 31,
	12/31/2001	10/31/2001	2000	1999

Current	$ (1,859)	$ 89,493	$ 96,219	$(10,310)
Deferred	48,692	(53,128)	(29,667)	56,287
Valuation allowance	-	(9,730)	(9,424)	-
	$46,833	$ 26,635	$ 57,128	$ 45,977

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

	2 months ended	10 months ended	Year ended December 31,
	12/31/2001	10/31/2001	2000	1999

Expected income tax expense	$46,833	$36,483	$69,899	$49,223
Increase (decrease) in income taxes resulting from:
Nontaxable investment income	(195)	(1,002)	(2,704)	(2,111)
Amortization of goodwill	-	366	440	440
Change in valuation allowance	-	(9,730)	(9,424)	-
Other, net	195	518	(1,083)	(1,575)
Income tax expense	$46,833	$26,635	$57,128	$45,977

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6. Income Taxes (continued)

The components of deferred income taxes are as follows (in thousands):

	December 31,
	2001	2000
Deferred income tax assets:
Deferred policy acquisition costs	$105,444	$ -
Policy liabilities	62,311	65,635
Guaranty fund expense	1,557	2,346
Excess of book over tax basis of investments	3,653
Net operating loss carryforwards	-	1,108
Deferred fees	-	2,433
Net unrealized capital losses	17,108	19,155
	190,073	90,677
Valuation allowance	-	(9,730)
Total deferred income tax assets	190,073	80,947

Deferred income tax liabilities:
Deferred policy acquisition costs	-	(160,089)
Excess of book over tax basis of investments	-	(72,861)
Separate account assets	-	(2,476)
Other	(4,218)	(7,136)
Total deferred tax liabilities	(4,218)	(242,562)
Net deferred income tax asset (liability)	$185,855	$(161,615)

Income taxes paid were $64.0 million for the ten-month period ended October 31, 2001 and $51.5 million in 2000. In 1999, a tax refund of $7.5 million was received.

As part of the Stock Purchase Agreement between Sun Life Financial and Liberty Financial, Liberty Financial is obligated to reimburse the Company for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986. Liberty Financial has given notice to the Company of certain objections it has with the calculation of these taxes. The amount in dispute is approximately $37 million. Under the agreement, if Sun Life Financial and Liberty Financial cannot agree on the amount of taxes due, the matter shall be submitted for arbitration. It is not yet possible to know whether arbitration will be necessary. The Company currently assumes the entire amount will be recoverable from Liberty Financial.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

7. Retirement Plans

Prior to the acquisition by Sun Life of Canada (U.S.) Holdings, Inc., the Company's employees and certain employees of Liberty Financial were eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It was the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts were contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees were vested after five years of service. Benefits were based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also had an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consisted principally of investments in certain mutual funds sponsored by an affiliated company.

Pension cost related to the Plans is as follows (in thousands):

	10 months ended	Year Ended December 31,
	10/31/2001	2000	1999
Pension cost consists of:
Service cost benefits earned during the period	$ 706	$ 734	$1,017
Interest cost on projected benefit obligation	1,046	1,184	1,065
Expected return on Plan assets	(719)	(829)	(724)
Net amortization and deferred amounts	11	18	143

Total net periodic pension cost	$ 1,044	$1,107	$1,501

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

	2001	2000	1999

Discount rate	7.75%	7.75%	7.75%
Rate of increase in compensation level	4.50	4.50	4.50
Expected long-term rate of return on assets	9.00	9.00	9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans (under Liberty Financial through October 31, 2001 and Sun Life thereafter). Expenses related to these defined contribution plans totaled $0.8 million for the 10 month period ended October 31, 2001, and $0.9 million and $0.9 million for the years ended December 31, 2000 and 1999, respectively.

As a result of the acquisition of the Company by Sun Life of Canada (U.S.) Holdings, Inc., the Liberty Financial Pension Plan was terminated effective November 1, 2001. The employees of the Company will be eligible to participate in a plan sponsored by Sun Life when they achieve 1,000 hours of service. The gain or loss on the termination of the Plan does not have any effect on the Company's financial statements as Liberty Financial is responsible for such gain or loss.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: The carrying value of private equity limited partnerships and all other assets classified as other invested assets in the accompanying consolidated balance sheet approximate their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract. Call options were carried at unamortized premium plus intrinsic value at December 31, 2000 and 1999, respectively.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8. Fair Value of Financial Instruments (continued)

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

	December 31,		December 31,
	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed-maturity securities	$ 11,999,671	$ 11,999,671	$ 10,668,288	$ 10,668,288
Equity securities	39,658	39,658	76,427	76,427
Mortgage loans	6,871	7,645	9,433	10,496
Policy loans	635,938	635,938	620,824	620,824
Other invested assets	521,259	521,259	783,043	808,495
Cash and cash equivalents	2,108,083	2,108,083	1,728,279	1,728,279
Separate accounts	2,560,831	2,560,831	4,212,488	4,212,488
Liabilities:
Policy liabilities	13,627,126	13,186,518	11,968,489	11,476,275
Separate accounts	2,532,557	2,532,557	4,166,787	4,166,787

9. Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

				2001 periods
	2001 Quarters			Month ended	2 Months ended
	March 31	June 30	September 30	October 31	December 31

Net investment income, including
distributions from private equity
limited partnerships	$ 234,919	$ 235,766	$ 195,391	$ 69,565	$ 144,918
Interest credited to policyholders	148,494	153,361	148,099	48,714	107,315
Investment spread	86,425	82,405	47,292	20,851	37,603
Net realized investment (losses)/
gains	(14,372)	(3,421)	(14,021)	9,024	2,454
Net derivative income (losses)	(3,823)	8,526	(6,537)	2,280	99,972
Net change in unrealized and
undistributed gains (losses) in
private equity limited
partnerships	2,656	(17,261)	(2,483)	-	-
Fee income	18,448	19,850	17,795	7,736	10,953
Pretax income (loss) before
cumulative effect of accounting
changes	38,179	41,964	(977)	25,071	133,809
Net (loss) income	(23,877)	21,241	1,469	17,922	86,976

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9. Quarterly Financial Data (Unaudited) (continued)

		2000 Quarters
	March 31	June 30	September 30	December 31

Net investment income, including
distributions from private equity
limited partnerships	$ 204,724	$ 215,224	$ 212,896	$ 223,964
Interest credited to policyholders	127,289	133,226	135,758	143,370
Investment spread	77,435	81,998	77,138	80,594
Net realized investment losses	(7,708)	(9,570)	(12,358)	(6,160)
Net change in unrealized and
undistributed gains in private
equity limited partnerships	14,983	7,462	5,895	3,264
Fee income	18,162	19,433	20,816	21,247
Pretax income	58,397	49,105	46,371	45,840
Net income	38,150	32,524	36,614	35,297

In 2000, the Company restated its first and second quarter results of operations and related unaudited quarterly financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships. The net increase in net income resulting from such changes was $9.7 million for the quarter ended March 31, 2000 and $4.9 million for the quarter ended June 30, 2000.

10. Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income (loss) are as follows (in thousands):

	Year ended December 31,
	2001	2000	1999

Statutory surplus and capital	$ 571,051	$ 805,235	$ 877,821
Statutory net (loss) income	(136,238)	(5,877)	116,289

Effective January 1, 2001, the State of Rhode Island required that insurance companies domiciled in the State of Rhode Island prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Commissioner of Insurance of the State of Rhode Island.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

10. Statutory Information (continued)

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles for statutory purposes. As a result of these changes, the Company reported an adjustment on a statutory basis that decreased unassigned surplus by $17.4 million as of January 1, 2001, which was primarily due to deferred tax assets and liabilities established as of that date.

The Company's ability to pay dividends is subject to certain restrictions. Current Rhode Island insurance law permits the payment of dividends or distributions from the Company to its parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. The Company paid $.1 million, $10.0 million, and $30.0 million in dividends to Liberty Financial in 2001, 2000 and 1999, respectively. In connection with the Sun Life acquisition, the Company will not be allowed to make any dividend payments for a period of 18 months without the prior approval of the Rhode Island Insurance Department. Subsequent to the 18 month period, the amounts of dividends that the Company will be able to pay will be based upon current Rhode Island insurance law.

11. Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the ten-month period ended October 31, 2001 and the years ended December 31, 2000 and 1999. These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $6.1 million, $7.5 million, and $7.7 million for the ten-month period ended October 31, 2001 and the years ended December 31, 2000 and 1999, respectively. In addition, certain affiliated companies distribute the Company's products and were paid $47.1 million, $39.4 million, and $18.3 million by the Company for the ten-month period ended October 31, 2001 and the years ended December 31, 2000, and 1999, respectively.

There were no material related party transactions during the two months ended December 31, 2001.

12. Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense amounted to $7.1 million, $6.5 million, and $5.8 million for the ten-month period ended October 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2001 (in thousands):

2002	$ 4,637
2003	4,648
2004	4,692
2005	4,735
2006	4,801
Thereafter	5,562
$ 29,075

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years.

Investments

The Company has extended commitments to fund additional investments in private equity limited partnerships of $200.7 million.

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). These accounting principles differ in certain material respects from accounting principles generally accepted in Canada (Cdn GAAP), including the requirements of the Office of the Superintendent of Financial Institutions Canada. The differing basis of accounting primarily changes the incidence of profit recognition over the life of an insurance contract and certain investment valuation and income recognition practices. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change.

Effective after the close of business on October 31, 2001, the Company was acquired by Sun Life of Canada (U.S.) Holdings, Inc., a holding company within the Sun Life Financial holding company system. The financial statement impact of differences in accounting principles between U.S. GAAP and Cdn GAAP as of December 31, 2001 and for the two-months ended December 31, 2001, as well as a description of the material differences, follow (in thousands).

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

A) Reconciliation of selected U.S. GAAP financial statement information to Cdn. GAAP:

i) Consolidated Statements of Income:

(Amounts in US $)	Two month period ended December 31, 2001
	U.S. GAAP	Cdn. GAAP
REVENUE
Premiums	$ -	$ 453,393
Net investment income	37,603	145,018
Derivative (loss) gain	99,972	11,309
Net realized losses	2,454
Fee income	10,953	11,467
	150,982	621,187

POLICY BENEFITS AND EXPENSES
Payments to policyholders,
beneficiaries and depositors	1,128	391,770
Increase in actuarial liabilities	-	142,352
Net transfer to segregated funds	-	20,501
Acquisition expense amortization	1,439	-
Amortization of value of business acquired	3,828	-
Other expenses	10,778	40,406
	17,173	595,029

Operating income before income taxes	133,809	26,158
Income taxes	46,833	9,155

Net operating income	$ 86,976	$ 17,003

ii) Comprehensive Income (Loss):

U.S. GAAP includes the concept of comprehensive income (loss). Comprehensive income (loss) is a measure of changes in the equity of the Company during the year and includes both net income (loss) and the unrealized gains and losses on available for sale securities. Additionally, other comprehensive income (loss) includes changes to deferred policy acquisition costs ("DAC") and the income tax impact arising from the unrealized gains and losses of available for sale securities.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

iii) Consolidated Balance Sheets:

	December 31, 2001
	U.S. GAAP	Cdn. GAAP
ASSETS
Fixed maturities	$ 11,999,671	$ 12,059,628
Common stocks	39,658	33,949
Mortgage loans	6,871	6,871
Policy loans	635,938	635,938
Other invested assets	521,259	590,610
Cash and short-term investments*	2,108,093	955,232
Invested assets	15,311,490	14,282,228

Accrued investment income	183,576	183,576
Deferred income taxes***	185,855	405,529
Deferred policy acquisition costs	28,299	-
Value of business acquired	95,155	-
Goodwill	714,755	1,194,356
Intangible assets	12,100	12,100
Receivable for investments sold	21,797	21,797
Federal income tax recoverable	1,622	-
Other assets	28,330	54,603
Separate account assets**	2,560,831	-
Total assets	$ 19,143,810	$ 16,154,189

Segregated fund net assets	$ -	$ 2,532,558

LIABILITIES AND CAPITAL AND SURPLUS
Reserves for future policy benefits	$ 13,627,126	$ 14,356,602
Payable for investments purchased and loaned	1,165,609	12,748
Deferred net realized gains	-	2,493
Federal income taxes payable	-	2,449
Other liabilities	56,837	56,417
Separate account liabilities**	2,532,557	-
Total liabilities	17,382,129	14,430,709

Stockholder's equity	1,761,681	1,723,480

Total liabilities and stockholder's equity	$ 19,143,810	$ 16,154,189

Segregated fund contract liabilities	$ -	$ 2,532,558

* Cdn. GAAP terminology is short-term securities.

** Cdn. GAAP terminology is segregated fund net assets and segregated fund contract liabilities.

*** Cdn. GAAP terminology is future income tax asset/liability.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

iv) Consolidated Statements of Stockholder's Equity:
	Two month period ended December 31, 2001
	U.S. GAAP	Cdn. GAAP

Common stock
Balance, beginning of period	$ 3,015	$ 3,015
Activity	-	-
Balance, end of period	3,015	3,015

Paid in capital
Balance, beginning of period	1,703,462	1,703,462
Activity	-	-
Balance, end of period	1,703,462	1,703,462

Retained earnings
Balance, beginning of period	-	-
Net income	86,976	17,003
Balance, end of period	86,976	17,003

Accumulated other comprehensive (loss) income
Balance, beginning of period	-	-
Changes for the period	(31,772)	-
Balance, end of period	(31,772)	-

Total stockholder's equity	$1,761,681	$1,723,480

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

v) Effect of material differences between U.S. GAAP and Cdn. GAAP net income (loss):

For the material differences between U.S. GAAP and Cdn. GAAP net income (loss) listed below, please refer to the following section for a description of the differences in accounting policies.

Two month period ended December 31, 2001

Net income in accordance with U.S. GAAP	$ 86,976
Adjustments related to:
Investments:
Fixed maturities	(2,355)
Common stocks	-
Derivative instruments	(88,663)
Limited partnerships	-
Other invested assets	-
Total investments	(91,018)
Deferred acquisition costs:
Deferred acquisition costs	(29,738)
Deferred acquisition costs - amortization and interest	1,439
Total deferred acquisition costs	(28,299)
Value of business acquired:
Value of business acquired - amortization and interest	3,828
Total value of business acquired	3,828
Actuarial liabilities & other policyholder revenues and expenses:
Premium and fees revenue	453,907
Payments to policyholders, beneficiaries and depositors	(283,216)
Actuarial liabilities	(142,352)
Net transfer to segregated funds	(20,501)
Total actuarial liabilities & other policyholder revenues and expenses	7,838

Income tax effect of above adjustments	(37,678)
Net income in accordance with Cdn. GAAP	$ 17,003

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

B) The following describes the material accounting policy differences between U.S. GAAP and Cdn. GAAP applicable to the Company:

For a complete description of U.S. GAAP accounting and actuarial policies, please refer to Note 2.

i) Fixed Maturities: Under U.S. GAAP, fixed maturities are carried at fair value. The fixed maturities are classified as available for sale and after tax unrealized gains and losses (net of adjustments to DAC) are reported as a separate component of accumulated other comprehensive income. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Under Cdn. GAAP, bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity. Deferred realized gains (losses), net, on bonds at December 31, 2001 are $2,493.

ii) Stocks: Under U.S. GAAP, common stocks are carried at fair value. Common stocks are classified as available for sale and after tax unrealized gains and losses (net of adjustments to DAC) are reported as a separate component of accumulated other comprehensive income (loss). Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Under Cdn. GAAP, stocks are originally recorded at cost. The carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses are deferred and amortized into income at the rate of 15% per year. There were no material deferred realized gains and (losses), net, on stocks at December 31, 2001.

iii) Limited Partnerships: Under U.S. GAAP, limited partnerships, which are included in other invested assets, are accounted for on either the cost method or the equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership in excess of 3%. Under Cdn. GAAP, accounting for limited partnerships follows the accounting practices for the underlying investments in the partnerships. The Company invests in partnerships with underlying stock investments and therefore accounts for partnership investments on a method consistent with the accounting for stocks. There were no deferred realized gains and (losses), net, on limited partnerships at December 31, 2001.

iv) Derivatives: The Company uses interest rate swaps, total return swaps, cap agreements and call options to hedge its obligations to provide returns to its policyholders. Under U.S. GAAP, the Company has adopted and implemented Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

Under Cdn. GAAP, all the Company's derivatives are eligible for hedge accounting. Realized gains and losses are treated in a manner consistent with realized gains and losses of the underlying hedged assets or liabilities. The reporting basis does not affect the economic viability of any hedges.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

v) Deferred policy acquisition costs: DAC relates to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. Under U.S. GAAP, these costs are deferred and amortized in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts. DAC is adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Under Cdn. GAAP, costs of acquiring new insurance and annuity business are implicitly recognized in actuarial liabilities. The effect is to recognize these expenses over the premium paying period.

vi) Future income tax asset and liability: Under both U.S. and Cdn. GAAP, the Company provides for future income taxes on temporary differences between book and tax assets and liabilities. Differences between U.S. GAAP and Cdn. GAAP arise from differing accounting policies for assets and liabilities, the presentation of a valuation allowance in U.S. GAAP for future tax assets and differences in the recognition of tax rate changes. Differences are as follows:

	2001
	Future income tax asset		Future income tax liability
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP

Investments	$ 20,761	$ -	$ -	$ 38,923
Actuarial liabilities	62,311	311,226	-	-
Deferred acquisition costs	105,444	105,444	-	-
Other	1,557	27,782	4,218	-
Total	$ 190,073	$ 444,452	$ 4,218	$ 38,923

vii) Actuarial liabilities and contract holder deposits: Under U.S. GAAP, actuarial liabilities consists of deposits received plus interest, less accumulated policyholder charges, assessments and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Under Cdn. GAAP, actuarial liabilities are calculated in accordance with generally accepted actuarial practice. This method uses the best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.

viii) Deferred net realized gains: Under U.S. GAAP, realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for DAC amortization. Cdn. GAAP defers and amortizes realized gains and losses on sales of invested assets.

ix) Premium revenue, fee income, maturities, and surrenders, and interest on claims and deposits: Under U.S. GAAP, amounts received for fixed and variable annuities and single-premium whole life policies, including mortality charges, surrender charges, policy fees and contract fees, are recognized when earned. Fees from investment advisory services are recognized as revenues when services are provided. Under Cdn. GAAP, premiums for universal life and other investment type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13. Summary of Material Differences Between Accounting Principles Generally Accepted in the United States and in Canada (continued)

x) Segregated funds: Under U.S. GAAP, the assets and liabilities resulting from variable annuities and variable life policies are segregated in separate accounts; any excess of the separate account assets over separate account liabilities represents the Company's investment in certain segregated funds sponsored by affiliates of the Company and the Company's separate account liabilities to policyholders are carried at an amount equal to the accumulated separate account assets attributable to policyholders. Under Cdn. GAAP, assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company's investment in segregated funds is included in other invested assets, and the Company's segregated fund liabilities to policyholders are measured at surrender value.

C) Statement of Cash Flows: Under U.S. GAAP, deposits, maturities, and withdrawals are reflected as financing activities. Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts are included in operating activities; these cash flow items are as follows:

2001
Deposits and withdrawals reclassified to operating activities:
Deposits to policyholders' accounts	$ 453,393
Withdrawals from policyholders' accounts	(412,271)

APPENDIX A

TERM INTEREST ILLUSTRATIONS

Below are illustrations of how interest is credited to an Interest Account during a ten-year Term and an Indexed Account during a five-year Term. The illustrations also apply to a shorter Term if values for inapplicable years are ignored. We have made certain assumptions with respect to the illustrations, as indicated.

Note: the illustrations do not assume any surrender amount during the entire term. A Market Value Adjustment or surrender charge may apply to any such interim surrender. (See "Surrenders"). The hypothetical guaranteed Interest Rate, Guaranteed Interest Rate Factors, and Index Increases are illustrative only and are not intended to predict future guaranteed interest rates, rate factors, or future changes in the index. As to Interest Accounts, actual Guaranteed Interest Rates declared for any given Term may be more or less than the 6% shown. Likewise, actual Guaranteed Interest Rate Factors declared for Indexed Accounts at any given time may be higher or lower than the factors shown in the illustration, provided that the floor may never be less than 0. Moreover, we do not guarantee that the Index will increase during the course of a term or that it will be higher than the Index at the beginning of the Term or at any time during the Term when Index Increases are credited.

A. Illustration of Interest Account

Beginning Account Value:	$100,000
Guaranteed Interest Rate:	6% per year compounded annually

Account Value at End of Certificate Year:

Year 1:	$106,000.00

Year 2:	$112,360.00

Year 3:	$119,101.60

Year 4:	$126,247.70

Year 5:	$133,822.56

Year 6:	$141,851.91

Year 7:	$150,363.03

Year 8:	$159,384.81

Year 9:	$168,947.90

Year 10:	$179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of the following two parts:

(1)

Part 1 = the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is: A x ((C-B)/D) x (E/F) x G

(2)	Part 2 = the proportionate credit for any increase(s) in the Index occurring on a prior Account Anniversary(ies). The formula for Part 2 is: A x ((B-D)/D) x (1/F) x G where the values in the formulas are as follows:

A	=	the Participation Rate for the Term

B	=

the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value nor greater than the Maximum S&P 500 Index Value. The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined as follows:

Minimum S&P 500 Index Value = [(Floor/Participation Rate for Term) + 1] x [Beginning of Term Index value]

Maximum S&P 500 Index Value = [(Cap/Participation Rate for Term) + 1] x [Beginning of Term Index value]

C	=	the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term

D	=	the Index value at the beginning of the Term

E	=	the number of completed Account Years in the Term

F	=	the total number of Account Years in the Term

G	=

the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

On the first Account Anniversary of any term, substitute D for B in the above formulas.

If "Death Provisions" provides that the Index Increase is to be recalculated, then: (i) "E" in the formula for Part 1 is equal to "F", and (ii) "(1/F)" in the formula for Part 2 is multiplied by the sum of 1.0 plus the number of Account Years from the start of the Account Year of death to the end of the Term.

Using the assumptions below, we prepared the following three illustrations using different assumptions as to changes in the index value during the course of the term. Note: these assumptions and illustrations are not and are not intended as predictions of changes in the Index during the course of any Term. The Index may rise or fall during the course of a Term, and at the end of a Term the Index value may be higher or lower than at the beginning of the term. We are not making any predictions, representations, or guarantees as to future changes in the Index. These values are based on the assumption that no partial surrenders are made.

Beginning Account Value	=	$100,000.00
Beginning Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	[(80%/80%) + 1] x 500 = 1000
Floor	=	0%
Minimum S&P 500 Index Value	=	[(0%/80%) + 1] x 500 = 500

Illustration No. 1:
		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	600	20%	500	600	$ 3,200	$ ---	$103,200
2	690	38%	600	690	$ 5,760	$ 3,200	$112,160
3	775	55%	690	775	$ 8,160	$ 6,080	$126,400
4	900	80%	775	900	$16,000	$ 8,800	$151,200
5	1035	107%	900	1000	$16,000	$12,880	$180,000

Illustration No. 2:

		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	550	10%	500	550	$1,600	$ ---	$101,600
2	500	0%	550	550	$ ---	$1,600	$103,200
3	560	12%	550	560	$ 960	$1,600	$105,760
4	620	24%	560	620	$7,680	$1,920	$115,360
5	660	32%	620	660	$6,400	$3,840	$125,600

Illustration No. 3:
		Cumulative					Indexed
	Year-End	Change					Account
Year	Index Value	in Index	Value of B	Value of C	Part 1	Part 2	Value
0	500						$100,000
1	450	-10%	500	500	$ ---	$ ---	$100,000
2	425	-15%	500	500	$ ---	$ ---	$100,000
3	450	-10%	500	500	$ ---	$ ---	$100,000
4	515	3%	500	515	$1,920	$ ---	$101,920
5	530	6%	515	530	$2,400	$ 480	$104,800

Appendix B

MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS;

SURRENDER CHARGE CALCULATIONS

Market Value Adjustment Formula

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that is used to determine the Market Value Adjustment factor is: [(1+a)/(1+b)](n/12) - 1 where the values in the formula are as follows:

a	=	the Treasury Rate for the Term of the Account from which the surrender or transfer amount is being taken;

b	=

the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and

n	=

the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.

The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" above. Weekly Series are published at the beginning of the following week. To determine "a", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the first day of the Account's current Term), except that if the first day is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. To determine "b", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the date on which the Market Value Adjustment Factor is calculated), except that if the calculation date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

Illustrations and Surrender Charge Calculations

Illustration 1:

Assume that you purchased a Certificate for $10,000 and allocated your interest to an Interest Account with a five-year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, your Account was surrendered when the surrender charge was 3%. There had been no prior surrenders and the interest earned in the previous twelve months is equal to $636 ($11,236 - $10,600). Therefore, the surrender charge and the Market Value Adjustment do not apply to $636 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

A	=	the amount surrendered
	=	$10,000 x 1.06 x 1.06
	=	$11,236.00

B	=	the Market Value Adjustment Factor
	=	[(1+a)/(1+b)](n/12) - 1, where

	a	= the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

	b	=

the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%.

	n	=

the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36.

B	=	[(1+.07)/(1+.045)](36/12) - 1
	=	[(1+.07)/(1+.045)]3 - 1
	=	.0735

Therefore,

C	=	(A - 1,236) x B
	=	($11,236 - 636) x .0735
	=	$779.10 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.

The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where

A	=	the surrendered amount = $11,236, and

I	=	the Surrender Charge Percentage. Here, I = 3%.

Therefore,

The Surrender Charge	=	.03 x ($11,236 - 636)
	=	.03 x $10,600
	=	$318.00

The Certificate Value	=	[((.9 x $10,000 x 1.03) + 330) x 1.03] + 348
	=	$10,236.00

The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 + $779.10) / 11,236.00]
	=	$10,945.76

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 + $779.10 = $11,697.10) or $10,945.76. Therefore, the Certificate Withdrawal Value is equal to $11,697.10.

Illustration 2:

Given the same circumstances as in Illustration 1, but using a 3-year Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

B	=	[(1+.07)/(1+.075)](36/12) - 1
	=	[(1+.07)/(1+.075)]3 - 1
	=	-.0139

Therefore,

C	=	(A - 636) x B
	=	($11,236 - 636) x -.0139
	=	Negative $147.34 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal $318.00.

The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 - $147.34) / $11,236.00]
	=	$10,101.77

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 - $147.34 = $10,770.66) or $10,101.77. Therefore, the Certificate Withdrawal Value is equal to $10,770.66.

Illustration 3:

Given the same circumstances as in Illustration 2, but assuming (i) an Indexed Account instead of an Interest Account with an Account Value of $11,236, (ii) Index Increases credited in the prior year equal to $1,236.00, and (iii) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

B	=	[(1+.07)/(1+.075)]((36 x k)/12) - 1
	=	[(1+.07)/(1+.075)]((36 x 9)/12) - 1
	=	[(1+.07)/(1+.075)](2.7) - 1
	=	-.0125

Therefore,

C	=	(A - 1,236) x B
	=	($11,236 - 1,236) x -.0125
	=	Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal $300.00.

The Certificate Value	=	[((.9 x $10,000 x 1.03) + 0) x 1.03] + 687.90
	=	$10,236.00

The Adjusted Certificate Value	=	$10,236.00 x [($11,236.00 - $125.00) / $11,236.00]
	=	$10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the Certificate Withdrawal Value is equal to $10,811.00.

APPENDIX C

SCHEDULE OF STATE PREMIUM TAXES

	Tax Rate for	Tax Rate For
State	Non-Tax Qualified	Tax-Qualified
	Contracts/Certificates	Contracts/Certificates

California	2.35%	0.50%
Maine	2.00%	0.00%
Nevada	3.50%	0.00%
South Dakota	1.25%	0.00%
West Virginia	1.00%	1.00%
Wyoming	1.00%	0.00%


Distributed by:

Keyport Financial Services Corp.

One Sun Life Executive Park, Wellesley Hills, MA 02481

Issued by:

Keyport Life Insurance Company

One Sun Life Executive Park, Wellesley Hills, MA 02481


MVA	5/2002